SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 3, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia Corporation Financial Report for Q4 and full year 2021

•	Report attached to stock exchange release: Report for Q4 and full year 2021

Stock exchange release	1 (7)
3 February 2022

Nokia Corporation

Financial Statement Release

3 February 2022 at 08:00 EET

Nokia Corporation Financial Report for Q4 and full year 2021

Solid end to a transformational year

•	2021 was a transformational year for Nokia, including refocusing on and strengthening our technology leadership.

•	In Q4, Nokia’s underlying business performed largely as expected with other operating income being above expectations.

•	Q4 net sales declined 5% y-o-y in constant currency as expected with strong growth in Network Infrastructure of +10% offset by Mobile Networks at -16%. Full year net sales grew 3% y-o-y in constant currency.

•	Comparable operating margin of 14.2% (reported 11.5%) in Q4 declined 190bps y-o-y (reported +480bps) due to lower Q4 seasonality as expected.

•	Full year comparable operating margin of 12.5% (reported 9.7%) expanded 300bps y-o-y (reported +570bps) but also benefited from approximately 150bps of one-offs.

•	Comparable diluted EPS of EUR 0.13 in Q4; reported diluted EPS of EUR 0.12.

•	Continued strong free cash flow generation of EUR 0.4bn in Q4. Full year free cash flow of EUR 2.4bn.

•	Guidance for 2022 net sales of EUR 22.6 – 23.8bn and a comparable operating margin in the range 11-13.5%.

•	New long-term targets to grow revenue faster than the market and a comparable operating margin of ≥14%.

•	Board proposes dividend authorization of EUR 0.08 per share. Share buyback program to be initiated to return EUR 600m over 2 years.

This is a summary of the Nokia Corporation financial report for Q4 and full year 2021 published today. Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group's financial information as well as on Nokia's outlook. The detailed, segment-level discussion will be available in the complete financial report hosted at www.nokia.com/financials. A video interview summarizing the key points of our Q4 results will also be published on the website. Investors should not solely rely on summaries of Nokia's financial reports and should also review the complete report with tables.

PEKKA LUNDMARK, PRESIDENT AND CEO, ON Q4 AND FULL YEAR 2021 RESULTS

2021 was a strong year for Nokia driven by our growing technology leadership, robust demand and a faster than expected reset of our business. This enabled us to deliver 3% constant currency net sales growth and a comparable operating margin of 12.5%. Thanks to a solid Q4 capping off a strong 2021, we have created an excellent foundation as we begin to move into the next phase of our strategy to deliver growth and expand profitability.

All our business groups made significant progress this year to make us more competitive in all the markets in which we compete. Mobile Networks largely closed the gap to competition in 5G and improved its gross margin while continuing to step up R&D investments. Network Infrastructure extended its technology leadership with significant growth driven by Fixed Networks and Submarine Networks. Cloud and Network Services continued to rebalance its portfolio and saw encouraging growth in its key focus areas. Nokia Technologies made good progress expanding in areas such as automotive and consumer electronics.

Stock exchange release	2 (7)
3 February 2022

The progress we have made with cash generation in the business has strengthened our balance sheet to the point we can look to reinstate shareholder distributions through both a dividend and share buyback program.

Nokia enters 2022 in a strong position with improved margins, faster than expected strategy execution and a high order backlog, although the global supply chain situation remains tight. We see opportunities in the 5G roll out and growing enterprise market. Accordingly, we expect 2022 to bring another year of sales growth and we are targeting a comparable operating margin of 11-13.5% in 2022.

Considering how quickly we have executed on our strategy, we are now introducing new long-term targets. We still expect to deliver progress in 2023 but we want to emphasize that is not the end of our ambition. Our long-term target is to grow faster than the market and to achieve a comparable operating margin of at least 14%. The pace of delivery will depend on both the market environment and decisions we may make on R&D investments to secure our long-term competitiveness and sustainable profitability.

Finally, I want to thank our employees whose excellence, resilience and adaptability have been critical in delivering this performance in 2021. We recognise how valuable each person is to Nokia’s performance and we will increase investment in our people through our renewed people strategy.

FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q4'21	Q4'20	YoY change		Constant currency YoY change	Q1–Q4'21	Q1–Q4'20	YoY change		Constant currency YoY change
Reported results
Net sales	6 414	6 553	(2)%		(5)%	22 202	21 852	2%		3%
Gross margin %	39.5%	39.0%	50	bps		39.8%	37.5%	230	bps
Research and development expenses	(1 118)	(1 145)	(2)%			(4 214)	(4 087)	3%
Selling, general and administrative expenses	(758)	(777)	(2)%			(2 792)	(2 898)	(4)%
Operating profit	740	441	68%			2 158	885	144%
Operating margin %	11.5%	6.7%	480	bps		9.7%	4.0%	570	bps
Profit/(loss) for the period	680	(2 696)				1 645	(2 516)
EPS, diluted	0.12	(0.48)				0.29	(0.45)
Net cash and current financial investments	4 615	2 485	86%			4 615	2 485	86%
Comparable results
Net sales	6 414	6 554	(2)%		(5)%	22 202	21 854	2%		3%
Gross margin %	40.1%	41.6%	(150	)bps		40.4%	38.9%	150	bps
Research and development expenses	(1 092)	(1 010)	8%			(4 084)	(3 817)	7%
Selling, general and administrative expenses	(659)	(670)	(2)%			(2 379)	(2 489)	(4)%
Operating profit	908	1 056	(14)%			2 775	2 081	33%
Operating margin %	14.2%	16.1%	(190	)bps		12.5%	9.5%	300	bps
Profit for the period	731	784	(7)%			2 109	1 437	47%
EPS, diluted	0.13	0.14	(7)%			0.37	0.25	48%
ROIC[1]	20.1%	11.9%	823	bps		20.1%	11.9%	823	bps

 1 Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters’ ending balances. Refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q4 and full year 2021 for details.

Stock exchange release	3 (7)
3 February 2022

Reconciliation of reported operating profit to comparable operating profit

EUR million	Q4'21	Q4'20	YoY change	Q1–Q4'21	Q1–Q4'20	YoY change
Reported operating profit	740	441	68%	2 158	885	144%
Amortization of acquired intangible assets	99	99		391	407
Restructuring and associated charges	52	314		263	651
Gain on sale of fixed assets	(30)	0		(53)	(2)
Impairment and write-off of assets, net of reversals	13	216		45	241
Settlement of legal disputes	0	0		(80)	0
Gain on defined benefit plan amendment	0	0		0	(90)
Other, net	34	(14)		51	(11)
Comparable operating profit	908	1 056	(14)%	2 775	2 081	33%

SHAREHOLDER DISTRIBUTION

Dividend policy and 2021 proposal

In line with Nokia’s dividend policy as stated below, Nokia’s Board of Directors proposes that the Annual General Meeting authorizes the Board to resolve on a dividend of EUR 0.08 per share be paid to investors in respect of financial year 2021. If the resolution is approved the dividend would be paid in quarterly installments starting after the AGM.

Our dividend policy is to target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year’s earnings as well as the company’s financial position and business outlook.

Share buyback program

In 2020 and 2021, Nokia has generated strong cash flow which has significantly improved the cash position of the company. To manage the company’s capital structure, Nokia’s Board of Directors is initiating a share buyback program under the current authorization from the AGM to repurchase shares, with purchases expected to begin in Q1. The program targets to return up to EUR 600m of cash to shareholders in tranches over a period of two years, subject to continued authorization from the AGM.

OUTLOOK

Full year 2022
Net sales[1]	EUR 22.6 billion to EUR 23.8 billion
Comparable operating margin[2]	11 to 13.5%
Free cash flow[2]	25-55% conversion from comparable operating profit

1 Assuming the rate 1 EUR = 1.13 USD as of 31 Dec 2021 continues throughout 2022.

2 Please refer to Note 10, Performance measures, in the Financial statement information section included in Nokia Corporation Financial Report for Q4 and full year 2021 for a full explanation of how these terms are defined.

Stock exchange release	4 (7)
3 February 2022

OUTLOOK ASSUMPTIONS

The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are subject to risk factors as described in the Risk Factors section later in this release. All of the below outlook assumptions are new as they now refer to 2022 and over the longer-term.

•	Nokia’s outlook assumptions for the comparable operating margin of each business group in 2022 are provided below:

Full year 2022
Mobile Networks	6.5 to 9.5%
Network Infrastructure	9.5 to 12.5%
Cloud and Network Services	4.0 to 7.0%
Nokia Technologies	>75%

•	We expect Nokia Technologies to deliver a largely stable operating profit performance in 2022 and over the longer-term;

•	We expect the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term;

•	In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years;

•	Comparable financial income and expenses are expected to be an expense of approximately EUR 150-200 million in full year 2022 and over the longer-term;

•	Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term;

•	Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer-term;

•	Capital expenditures are expected to be approximately EUR 650 million in full year 2022 and around EUR 600 million over the longer-term; and

•	Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section included in Nokia Corporation Financial Report for Q4 and full year 2021 for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit.

LONG-TERM TARGETS

With Nokia’s new 2022 guidance for comparable operating margin exceeding the prior 2023 outlook for comparable operating margin and to better reflect long-term ambitions, Nokia has replaced its prior 2023 outlook with long-term targets (3-5 years) for the business, as laid out below. These new targets are intended to show Nokia’s plan to deliver continuous improvement over time in the business.

Stock exchange release	5 (7)
3 February 2022

Net sales	Grow faster than the market
Comparable operating margin	≥14%
Free cash flow	55-85% conversion from comparable operating profit

RISK FACTORS

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to:

•	Competitive intensity, which is expected to continue at a high level;

•	Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments;

•	Our ability to procure certain standard components and the costs thereof, such as semiconductors;

•	Disturbance in the global supply chain;

•	Scope and duration of the COVID-19 pandemic, and its economic impact;

•	Accelerating inflation;

•	Other macroeconomic, geopolitical, industry and competitive developments;

•	Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees;

•	Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing;

•	Timing of completions and acceptances of certain projects;

•	Our product and regional mix;

•	Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives;

•	Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet;

•	Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions;

as well as the risk factors specified under Forward-looking Statements of this release, and our 2020 annual report on Form 20-F published on 4 March 2021 under Operating and financial review and prospects-Risk factors.

Stock exchange release	6 (7)
3 February 2022

FORWARD-LOOKING STATEMENTS

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness, as well as results of operations including market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

ANALYST WEBCAST

Nokia's video webcast will begin on 3 February 2022 at 11.30 a.m. Finnish time (EET). A link to the webcast will be available at www.nokia.com/financials. Media representatives can follow the presentation via the link, or alternatively call +1-412-717-9224.

FINANCIAL CALENDAR 2022

•	Nokia plans to publish its "Nokia in 2021" annual report, which includes the review by the Board of Directors and the audited annual accounts, during week 9 of 2022. The annual report will be available at www.nokia.com/financials.

•	Nokia's Annual General Meeting 2022 is planned to be held on 5 April 2022.

•	Nokia plans to publish its first quarter 2022 results on 28 April 2022.

•	Nokia plans to publish its second quarter and half year 2022 results on 21 July 2022.

•	Nokia plans to publish its third quarter and January-September 2022 results on 20 October 2022.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to the highest standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

Stock exchange release	7 (7)
3 February 2022

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Corporate Communications

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

Summary

NOKIA

# Report for Q4 and full year 2021

## Solid end to a transformational year

- 2021 was a transformational year for Nokia, including refocusing on and strengthening our technology leadership.
- In Q4, Nokia's underlying business performed largely as expected with other operating income being above expectations.
- Q4 net sales declined 5% y-o-y in constant currency as expected with strong growth in Network Infrastructure of +10% offset by Mobile Networks at -16%. Full year net sales grew 3% y-o-y in constant currency.
- Comparable operating margin of 14.2% (reported 11.5%) in Q4 declined 190bps y-o-y (reported +480bps) due to lower Q4 seasonality as expected.
- Full year comparable operating margin of 12.5% (reported 9.7%) expanded 300bps y-o-y (reported +570bps) but also benefited from approximately 150bps of one-offs.
- Comparable diluted EPS of EUR 0.13 in Q4; reported diluted EPS of EUR 0.12.
- Continued strong free cash flow generation of EUR 0.4bn in Q4. Full year free cash flow of EUR 2.4bn.
- Guidance for 2022 net sales of EUR 22.6 – 23.8bn and a comparable operating margin in the range 11-13.5%.
- New long-term targets to grow revenue faster than the market and a comparable operating margin of ≥14%.
- Board proposes dividend authorization of EUR 0.08 per share. Share buyback program to be initiated to return EUR 600m over 2 years.

| EUR million (except for EPS in EUR) | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| **Reported results** | | | | | | | | |
| Net sales | 6 414 | 6 553 | (2)% | *(5)%* | 22 202 | 21 852 | 2% | *3%* |
| Gross margin % | 39.5% | 39.0% | 50bps | | 39.8% | 37.5% | 230bps | |
| Research and development expenses | (1 118) | (1 145) | (2)% | | (4 214) | (4 087) | 3% | |
| Selling, general and administrative expenses | (758) | (777) | (2)% | | (2 792) | (2 898) | (4)% | |
| Operating profit | 740 | 441 | 68% | | 2 158 | 885 | 144% | |
| Operating margin % | 11.5% | 6.7% | 480bps | | 9.7% | 4.0% | 570bps | |
| Profit/(loss) for the period | 680 | (2 696) | | | 1 645 | (2 516) | | |
| EPS, diluted | 0.12 | (0.48) | | | 0.29 | (0.45) | | |
| Net cash and current financial investments | 4 615 | 2 485 | 86% | | 4 615 | 2 485 | 86% | |
| **Comparable results** | | | | | | | | |
| Net sales | 6 414 | 6 554 | (2)% | *(5)%* | 22 202 | 21 854 | 2% | *3%* |
| Gross margin % | 40.1% | 41.6% | (150)bps | | 40.4% | 38.9% | 150bps | |
| Research and development expenses | (1 092) | (1 010) | 8% | | (4 084) | (3 817) | 7% | |
| Selling, general and administrative expenses | (659) | (670) | (2)% | | (2 379) | (2 489) | (4)% | |
| Operating profit | 908 | 1 056 | (14)% | | 2 775 | 2 081 | 33% | |
| Operating margin % | 14.2% | 16.1% | (190)bps | | 12.5% | 9.5% | 300bps | |
| Profit for the period | 731 | 784 | (7)% | | 2 109 | 1 437 | 47% | |
| EPS, diluted | 0.13 | 0.14 | (7)% | | 0.37 | 0.25 | 48% | |
| ROIC[1] | 20.1% | 11.9% | 823bps | | 20.1% | 11.9% | 823bps | |

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to Note 10, Performance measures, in the Financial statement information section for details.

### Reconciliation of reported operating profit to comparable operating profit

| EUR million | Q4'21 | Q4'20 | YoY change | Q1–Q4'21 | Q1–Q4'20 | YoY change |
|---|---|---|---|---|---|---|
| Reported operating profit | 740 | 441 | 68% | 2 158 | 885 | 144% |
| Amortization of acquired intangible assets | 99 | 99 | | 391 | 407 | |
| Restructuring and associated charges | 52 | 314 | | 263 | 651 | |
| Gain on sale of fixed assets | (30) | 0 | | (53) | (2) | |
| Impairment and write-off of assets, net of reversals | 13 | 216 | | 45 | 241 | |
| Settlement of legal disputes | 0 | 0 | | (80) | 0 | |
| Gain on defined benefit plan amendment | 0 | 0 | | 0 | (90) | |
| Other, net | 34 | (14) | | 51 | (11) | |
| Comparable operating profit | 908 | 1 056 | (14)% | 2 775 | 2 081 | 33% |

3 February 2022 1

3 February 2022 2 Summary 2021 was a strong year for Nokia driven by our growing technology leadership, robust demand and a faster than expected reset of our business. This enabled us to deliver 3% constant currency net sales growth and a comparable operating margin of 12.5%. Thanks to a solid Q4 capping off a strong 2021, we have created an excellent foundation as we begin to move into the next phase of our strategy to deliver growth and expand profitability. All our business groups made significant progress this year to make us more competitive in all the markets in which we compete. Mobile Networks largely closed the gap to competition in 5G and improved its gross margin while continuing to step up R&D investments. Network Infrastructure extended its technology leadership with significant growth driven by Fixed Networks and Submarine Networks. Cloud and Network Services continued to rebalance its portfolio and saw encouraging growth in its key focus areas. Nokia Technologies made good progress expanding in areas such as automotive and consumer electronics. The progress we have made with cash generation in the business has strengthened our balance sheet to the point we can look to reinstate shareholder distributions through both a dividend and share buyback program. Nokia enters 2022 in a strong position with improved margins, faster than expected strategy execution and a high order backlog, although the global supply chain situation remains tight. We see opportunities in the 5G roll out and growing enterprise market. Accordingly, we expect 2022 to bring another year of sales growth and we are targeting a comparable operating margin of 11-13.5% in 2022. Considering how quickly we have executed on our strategy, we are now introducing new long-term targets. We still expect to deliver progress in 2023 but we want to emphasize that is not the end of our ambition. Our long-term target is to grow faster than the market and to achieve a comparable operating margin of at least 14%. The pace of delivery will depend on both the market environment and decisions we may make on R&D investments to secure our long-term competitiveness and sustainable profitability. Finally, I want to thank our employees whose excellence, resilience and adaptability have been critical in delivering this performance in 2021. We recognise how valuable each person is to Nokia’s performance and we will increase investment in our people through our renewed people strategy. Shareholder distribution Dividend policy and 2021 proposal In line with Nokia’s dividend policy as stated below, Nokia’s Board of Directors proposes that the Annual General Meeting authorizes the Board to resolve on a dividend of EUR 0.08 per share be paid to investors in respect of financial year 2021. If the resolution is approved the dividend would be paid in quarterly installments starting after the AGM. Our dividend policy is to target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year’s earnings as well as the company’s financial position and business outlook. Share buyback program In 2020 and 2021, Nokia has generated strong cash flow which has significantly improved the cash position of the company. To manage the company’s capital structure, Nokia’s Board of Directors is initiating a share buyback program under the current authorization from the AGM to repurchase shares, with purchases expected to begin in Q1. The program targets to return up to EUR 600m of cash to shareholders in tranches over a period of two years, subject to continued authorization from the AGM.

3 February 2022 3 Outlook Outlook Full year 2022 Net sales1 EUR 22.6 billion to EUR 23.8 billion Comparable operating margin2 11 to 13.5% Free cash flow2 25-55% conversion from comparable operating profit 1 Assuming the rate 1 EUR = 1.13 USD as of 31 Dec 2021 continues throughout 2022. 2 Please refer to Note 10, Performance measures, in the Financial statement information, for a full explanation of how these terms are defined. Outlook assumptions The outlook, the long-term targets (3-5 years) and all of the underlying outlook assumptions described below are subject to risk factors as described in the Risk Factors section later in this report. All of the below outlook assumptions are new as they now refer to 2022 and over the longer-term. .. Nokia’s outlook assumptions for the comparable operating margin of each business group in 2022 are provided below: Full year 2022 Mobile Networks 6.5 to 9.5% Network Infrastructure 9.5 to 12.5% Cloud and Network Services 4.0 to 7.0% Nokia Technologies >75% .. We expect Nokia Technologies to deliver a largely stable operating profit performance in 2022 and over the longer-term; .. We expect the net negative impact of Group Common and Other to be EUR 250 million in 2022 and over the longer-term; .. In full year 2022, Nokia expects the free cash flow performance of Nokia Technologies to be approximately EUR 450 million lower than its operating profit, primarily due to prepayments we received from certain licensees in previous years; .. Comparable financial income and expenses are expected to be an expense of approximately EUR 150-200 million in full year 2022 and over the longer-term; .. Comparable income tax expenses are expected to be approximately EUR 450 million in full year 2022 and over the longer-term; .. Cash outflows related to income taxes are expected to be approximately EUR 400 million in full year 2022 and over the longer- term; .. Capital expenditures are expected to be approximately EUR 650 million in full year 2022 and around EUR 600 million over the longer- term; and .. Rule of thumb related to currency fluctuations: Assuming our current mix of net sales and total costs (refer to Note 1, Basis of Preparation, in the Financial statement information section for details), we expect that a 10% increase in the EUR/USD exchange rate would have an impact of approximately negative 4 to 5% on net sales and an approximately neutral impact on operating profit. Long-term targets With Nokia’s new 2022 guidance for comparable operating margin exceeding the prior 2023 outlook for comparable operating margin and to better reflect long-term ambitions, Nokia has replaced its prior 2023 outlook with long-term targets (3-5 years) for the business, as laid out below. These new targets are intended to show Nokia’s plan to deliver continuous improvement over time in the business. Net sales Grow faster than the market Comparable operating margin ≥14% Free cash flow 55-85% conversion from comparable operating profit

Financial results

# Financial Results

## Net sales and comparable operating profit by business group


Q4'20-Q4'21 net sales
€ 3200m
€ 2800m
€ 2400m
€ 2000m
€ 1600m
€ 1200m
€ 800m
€ 400m
€ 0m
Mobile Networks
Network Infrastructure
Cloud and Network Services
Nokia Technologies
Group Common and Other


Q4'20-Q4'21 comparable operating profit/-loss
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
-€ 100m
Mobile Networks
Network Infrastructure
Cloud and Network Services
Nokia Technologies
Group Common and Other

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Net sales | 6 414 | 6 553 | (2)% | *(5)%* | 22 202 | 21 852 | 2% | *3%* |
| Mobile Networks | 2 761 | 3 180 | (13)% | *(16)%* | 9 717 | 10 397 | (7)% | *(5)%* |
| Network Infrastructure | 2 254 | 1 979 | 14% | *10%* | 7 674 | 6 736 | 14% | *15%* |
| Cloud and Network Services | 964 | 962 | 0% | *(3)%* | 3 089 | 3 087 | 0% | *1%* |
| Nokia Technologies | 368 | 382 | (4)% | *(4)%* | 1 502 | 1 402 | 7% | *8%* |
| Group Common and Other | 74 | 59 | 25% | *23%* | 257 | 269 | (4)% | *(2)%* |
| Items affecting comparability | 0 | (1) | | | 0 | (2) | | |
| Eliminations | (7) | (8) | (13)% | | (37) | (38) | (3)% | |
| Comparable operating profit | 908 | 1 056 | (14)% | | 2 775 | 2 081 | 33% | |
| Mobile Networks | 270 | 415 | (35)% | | 765 | 818 | (6)% | |
| Network Infrastructure | 248 | 211 | 18% | | 784 | 457 | 72% | |
| Cloud and Network Services | 145 | 97 | | | 166 | (67) | | |
| Nokia Technologies | 282 | 307 | (8)% | | 1 185 | 1 123 | 6% | |
| Group Common and Other | (38) | 26 | | | (125) | (251) | | |

## Q4 2021 to Q4 2020 bridge for net sales and operating profit

| EUR million | Q4'21 | Volume, price, mix and other | Foreign exchange impact | Items affecting comparability | Q4'20 |
|---|---|---|---|---|---|
| Net sales | 6 414 | (354) | 214 | 1 | 6 553 |
| Operating profit | 740 | (175) | 27 | 447 | 441 |
| Operating margin % | 11.5% | | | | 6.7% |

3 February 2022 4

Financial results

NOKIA

## Net sales by region


Q4'20-Q4'21
€ 2400m
€ 2200m
€ 2000m
€ 1800m
€ 1600m
€ 1400m
€ 1200m
€ 1000m
€ 800m
€ 600m
€ 400m
€ 200m
€ 0m
North America
Europe
Asia Pacific
Middle East & Africa
Greater China
Latin America
India

| EUR million | Q4'21 | Q4'20[1] | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20[1] | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Asia Pacific | 712 | 806 | (12)% | *(13)%* | 2 562 | 2 742 | (7)% | *(5)%* |
| Europe | 1 940 | 1 789 | 8% | *7%* | 6 635 | 6 427 | 3% | *3%* |
| Greater China | 406 | 459 | (12)% | *(18)%* | 1 545 | 1 510 | 2% | *0%* |
| India | 250 | 294 | (15)% | *(19)%* | 1 039 | 954 | 9% | *13%* |
| Latin America | 350 | 330 | 6% | *3%* | 1 226 | 1 070 | 15% | *17%* |
| Middle East & Africa | 610 | 570 | 7% | *3%* | 1 915 | 1 981 | (3)% | *(2)%* |
| North America | 2 146 | 2 304 | (7)% | *(12)%* | 7 280 | 7 168 | 2% | *4%* |
| Total | 6 414 | 6 553 | (2)% | *(5)%* | 22 202 | 21 852 | 2% | *3%* |

[1] In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q4'20 and Q1–Q4'20 have been recast accordingly.

## Net sales by customer type


Communication service providers
€ 6000m
€ 5000m
€ 4000m
€ 3000m
€ 2000m
€ 1000m
€ 0m
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21


Enterprise
€ 600m
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21


Licensees
€ 600m
€ 500m
€ 400m
€ 300m
€ 200m
€ 100m
€ 0m
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Communication service providers | 5 238 | 5 393 | (3)% | *(7)%* | 17 977 | 17 954 | 0% | *2%* |
| Enterprise | 495 | 502 | (1)% | *(4)%* | 1 575 | 1 571 | 0% | *1%* |
| Licensees | 368 | 382 | (4)% | *(4)%* | 1 502 | 1 402 | 7% | *8%* |
| Other[1] | 312 | 277 | 13% | *12%* | 1 148 | 925 | 24% | *24%* |
| Total | 6 414 | 6 553 | (2)% | *(5)%* | 22 202 | 21 852 | 2% | *3%* |

[1] Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

3 February 2022

5

3 February 2022 6 Financial results Q4 2021 compared to Q4 2020 Net sales In Q4 2021, reported net sales decreased 2%, primarily driven by Mobile Networks, which declined 13%, largely offset by Network Infrastructure, which increased 14%. On a constant currency basis, Nokia net sales decreased 5%, reflecting less pronounced seasonality and supply chain constraints, as expected. This was particularly evident in Mobile Networks, which declined 16%, and was also impacted by earlier communicated market share loss and price erosion in North America. Nokia Technologies and Cloud and Network Services net sales also declined. Despite facing some supply chain constraints, Network Infrastructure continued to show strong growth in the quarter, with net sales increasing by 10%. From a regional perspective, North America, Asia Pacific, Greater China and India declined, on a constant currency basis. This was partly offset by increases in Europe, Middle East and Africa and Latin America. Net sales in North America decreased 12% on a constant currency basis, primarily due to Mobile Networks, partly offset by growth in Network Infrastructure. The decline in Asia Pacific was primarily driven by Mobile Networks. From a customer perspective, net sales to Enterprise customers decreased 1% on a reported basis and 4% on a constant currency basis. In the quarter, we delivered very strong order intake growth putting us in a strong position for 2022 but with limited help to our 2021 revenue growth which was also impacted by supply chain constraints. We now have more than 420 customers for our private wireless solutions. In Q4 2021, we added 88 new Enterprise customers and our pipeline remains strong. Gross margin Reported gross margin in Q4 2021 was 39.5%, compared to 39.0% in Q4 2020. Comparable gross margin was 40.1%, compared to 41.6% in Q4 2020. The decline in comparable gross margin was driven by Mobile Networks and Network Infrastructure. The decline in Mobile Networks comparable gross margin stems mainly from lower sales coverage of fixed costs as a result of lower sales in North America. The decrease in Network Infrastructure was primarily driven by a higher proportion of net sales from Fixed Networks, as well as higher indirect cost of sales. Operating profit and margin Reported operating profit was EUR 740 million, or 11.5% of net sales, compared to EUR 441 million, or 6.7% of net sales in Q4 2020. Comparable operating profit was EUR 908 million, or 14.2% of net sales, compared to EUR 1,056 million, or 16.1% of net sales in Q4 2020. The lower comparable operating profit and operating margin were primarily driven by lower gross profit and higher R&D expenses, in both Mobile Networks and Network Infrastructure. This was partially offset by a net positive fluctuation in other income and expenses and lower SG&A expenses. The net positive fluctuation in other income and expenses reflected the absence of loss allowances on certain trade receivables that negatively impacted Q4 2020, partly offset by lower net benefits related to Nokia’s venture fund investments in Q4 2021 compared to Q4 2020. In Q4 2021, operating profit was negatively impacted by higher variable pay accruals, compared to Q4 2020. In Q4 2021, the net benefit related to Nokia’s venture fund investments, which is recorded in Group Common and Other results, was approximately EUR 60 million, compared to a net benefit of approximately EUR 110 million in Q4 2020. In Q4 2021, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, restructuring and associated charges and the negative impact from a change in provisions related to past acquisitions, partly offset by a gain on the sale of fixed assets. In Q4 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, a charge related to the impairment of goodwill and the amortization of acquired intangible assets. Profit/loss for the period Reported net profit was EUR 680 million, compared to a net loss of EUR 2 696 million in Q4 2020. Comparable net profit was EUR 731 million, compared to EUR 784 million in Q4 2020. The decrease in comparable net profit was primarily driven by the decline in comparable operating profit and a net negative fluctuation in financial income and expenses, partially offset by a decrease in income tax expenses, reflecting lower profit before tax. In Q4 2021, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit was related to a tax benefit related to past operating model integration and a benefit related to a change in the recognition of deferred tax assets, partly offset by loss allowances on customer financing loans. Q4 2020 reported net profit included a EUR 2.9 billion derecognition of Finnish deferred tax assets and loss allowances on customer financing loans, partly offset by a change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest. Earnings per share Reported diluted EPS was EUR 0.12, compared to negative EUR 0.48 in Q4 2020. Comparable diluted EPS was EUR 0.13, compared to EUR 0.14 in Q4 2020. Comparable return on Invested Capital (“ROIC”) Q4 2021 comparable ROIC was 20.1%, compared to 11.9% in Q4 2020. The increase was primarily driven by growth in operating profit for rolling four quarters and lower average invested capital, reflecting growth in average total cash and current financial investments and a decrease in average total interest-bearing liabilities. Cash performance During Q4 2021, net cash increased EUR 315 million, resulting in an end-of-quarter net cash balance of approximately EUR 4.6 billion. During Q4 2021, total cash decreased by EUR 113 million, resulting in an end-of-quarter total cash balance of approximately EUR 9.3 billion, reflecting the early repayment of debt due in June 2022. The cash performance in Q4 2021 reflected strong operating profit partly offset by a decrease in cash related to net working capital. Q4 2021 was the seventh quarter in a row of positive free cash flow.

3 February 2022 7 Financial results January-December 2021 compared to January-December 2020 Net sales In full year 2021, reported net sales increased 2%, primarily driven by Network Infrastructure and Nokia Technologies, partially offset by Mobile Networks. On a constant currency basis, Nokia net sales increased 3% in full year 2021. Network Infrastructure saw growth across all four of its businesses. Nokia Technologies net sales grew, driven by higher patent licensing net sales related to both new and renewed patent license agreements signed this year and in Q4 2020 and catch-up net sales related to new patent license agreements, partially offset by lower brand licensing net sales. Cloud and Network Services net sales grew slightly, as growth in Core Networks and Enterprise Solutions was almost entirely offset by a decline in Business Applications and Cloud and Cognitive Services. Mobile Networks net sales declined, primarily driven by the earlier communicated market share loss and price erosion in North America. In full year 2021, net sales were also impacted by supply constraints, particularly in Mobile Networks and Network Infrastructure. From a regional perspective, the increase in constant currency net sales was driven by growth across most regions, with the exception of Asia Pacific and Middle East and Africa which declined, as well Greater China which was flat. Notably, net sales in North America increased 2% on a reported basis and 4% on a constant currency basis, primarily due to Network Infrastructure and Cloud and Network Services, partially offset by Mobile Networks. From a customer perspective, net sales to Enterprise customers were flat on a reported basis and increased 1% on a constant currency basis. In 2021, we added 315 new Enterprise customers, and our pipeline remains strong. We also continued to have strong momentum in private wireless, now with more than 420 customers. Gross margin Reported gross margin in full year 2021 was 39.8%, compared to 37.5% in full year 2020. Comparable gross margin was 40.4%, compared to 38.9% in the year-ago period. The improvement in comparable gross margin was primarily driven by Mobile Networks, Cloud and Network Services and, to a lesser extent, Nokia Technologies. The increase in Mobile Networks stems mainly from progress in our cost competitiveness, 5G growth, favorable regional mix and the impact of a one-time software deal that was completed in Q2 2021. This was partly offset by the earlier communicated impact from market share loss and price erosion in North America. The increase in Cloud and Network Services was primarily driven by the absence of a project-related loss provisions that negatively impacted the year-ago period. The increase in Nokia Technologies gross profit and gross margin reflected higher net sales. Operating profit and margin Reported operating profit in full year 2021 was EUR 2 158 million, or 9.7% of net sales, compared to EUR 885 million, or 4.0% of net sales, in full year 2020. Comparable operating profit was EUR 2 775 million, or 12.5% of net sales, compared to EUR 2 081 million, or 9.5% of net sales in the year-ago period. The improvement in comparable operating profit and operating margin was primarily driven by higher gross profit, a net positive fluctuation in other income and expenses, primarily related to increased net benefits from Nokia’s venture fund investments, a net positive fluctuation in the amount of loss allowances on trade receivables and foreign exchange hedging, as well as lower SG&A expenses. This was partially offset by higher R&D expenses in Mobile Networks and, to a lesser extent, Network Infrastructure. In full year 2021, operating profit was negatively impacted by higher variable pay accruals, compared to full year 2020. In full year 2021, the net benefit related to Nokia’s venture fund investments, which is recorded in Group Common and Other results, was approximately EUR 190 million, compared to a net benefit of approximately EUR 50 million in the year-ago period. Nokia benefited from approximately 150bps of one-offs in financial year 2021 to its comparable operating margin related to venture fund investments, a one-off software contract in Q2, reversals of loss allowances on certain trade receivables and some other one- time benefits. In full year 2021, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets, restructuring and associated charges, the impairment and write-off of assets, net of reversals, the negative impact from a change in provisions related to past acquisitions and fair value losses on a legacy IPR fund, partly offset by a gain related to the settlement of legal disputes and a gain on the sale of fixed assets. In full year 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges, amortization of acquired intangible assets and the impairment and write-off of assets, net of reversals, partly offset by a gain on defined benefit plan amendment. Profit/loss for the period Reported net profit was EUR 1 645 million, compared to a net loss of EUR 2 516 million in full year 2020. Comparable net profit was EUR 2 109 million, compared to EUR 1 437 million in the year-ago period. The improvement in comparable net profit was primarily driven by the increase in comparable operating profit, partially offset by an increase in income tax expenses, reflecting higher profit before tax. In full year 2021, in addition to the items impacting comparability included in operating profit (and their associated tax effects), the difference between reported and comparable net profit/loss was primarily related to a tax benefit related to past operating model integration, a benefit related to a change in the recognition of deferred tax assets and a deferred tax benefit due to tax rate changes, partly offset by a change in financial liability to acquire Nokia Shanghai-Bell non-controlling interest and a loss allowance on customer financing loans. In 2020, reported net profit included a EUR 2.9 billion derecognition of Finnish deferred tax assets, a loss allowance on customer financing loans and a one-off deferred tax expense related to legal entity restructuring, partly offset by a change in financial liability to acquire Nokia Shanghai-Bell non- controlling interest. Earnings per share Reported diluted EPS in full year 2021 was EUR 0.29, compared to negative EUR 0.45 in full year 2020. Comparable diluted EPS was EUR 0.37, compared to EUR 0.25 in the year-ago period. Cash performance At the end of 2021, Nokia had a net cash balance of EUR 4.6 billion and a total cash balance of EUR 9.3 billion. In 2021, our free cash flow was EUR 2.4 billion, reflective of our strong operating profit and net working capital management. On a full year basis, we reduced the balance sheet impact related to the sale of accounts receivables, which had a negative impact on our cash performance.

Financial results

NOKIA

## Cash and cash flow in Q4 2021

| EUR million, at end of period | Q4'21 | Q3'21 | QoQ change | Q4'20 | YTD change |
|---|---|---|---|---|---|
| Total cash and current financial investments | 9 268 | 9 381 | (1)% | 8 061 | 15% |
| Net cash and current financial investments[1] | 4 615 | 4 300 | 7% | 2 485 | 86% |

[1] Net cash and current financial investments does not include lease liabilities. For details, please refer to Note 10, Performance measures, in the Financial statement information.

**EUR billion**



Operating
Investing
Financing
4.30
1.00
(0.09)
(0.28)
(0.11)
(0.04)
(0.16)
0.05
(0.06)
(0.03)
0.04
4.62
Q3' 21 net cash
Adjusted profit
Restructuring and associated
Net working capital (excluding restructuring)
Income taxes
Net interest
Capital expenditures
Sale of fixed assets
Lease payments
FX impact on net cash
Other
Q4' 21 net cash

### Free cash flow

During Q4 2021, Nokia's free cash flow was EUR 385 million, reflecting strong operating profit, partly offset by cash outflows related to net working capital, restructuring, income taxes and net interest.

### Net cash from operating activities

Net cash from operating activities was driven by:

- Nokia's adjusted profit of EUR 1 001 million.
- Approximately EUR 90 million of restructuring and associated cash outflows, related to our current and previous cost savings programs.
- Excluding the restructuring and associated cash outflows, the decrease in net cash related to net working capital was approximately EUR 280 million, as follows:
  - The increase in receivables was approximately EUR 720 million, mainly reflecting seasonality.
  - The decrease in inventories was approximately EUR 130 million, reflecting some seasonality and limited ability to increase inventories due to supply chain challenges.
  - The increase in liabilities was approximately EUR 300 million, primarily due to an increase in both accounts payable and liabilities related to employee variable pay, partially offset by a decrease in contract liabilities and deferred revenue.
- An outflow related to cash taxes of approximately EUR 110 million.
- An outflow related to net interest of approximately EUR 40 million.

### Net cash used in investing activities

- Net cash used in investing activities was related primarily to capital expenditures of approximately EUR 160 million, which was partially offset by a net cash inflow from the sale of fixed assets of approximately EUR 50 million, related to the sale of real estate, and non-current financial investments of approximately EUR 10 million.

### Net cash used in financing activities

- Net cash used in financing activities was related primarily to lease payments of approximately EUR 60 million.

### Change in total cash and net cash

In Q4 2021, the approximately EUR 430 million difference between the change in total cash and net cash was primarily due to the early redemption of Senior Notes due June 2022.

Foreign exchange rates had an approximately EUR 30 million negative impact on net cash.

3 February 2022 8

Financial results

NOKIA

# Comparable return on invested capital

| | Rolling four quarters | | |
|---|---|---|---|
| EUR million | Q4'21 | Q3'21 | Q4'20 |
| Comparable operating profit | 2 775 | 2 923 | 2 081 |
| Comparable profit before tax | 2 609 | 2 781 | 1 918 |
| Comparable income tax expense | (500) | (620) | (481) |
| Comparable operating profit after tax | 2 243 | 2 271 | 1 559 |
| | Average | | |
| EUR million | 31 December 2021 | 30 September 2021 | 31 December 2020 |
| Total equity | 14 901 | 14 453 | 14 898 |
| Total interest-bearing liabilities | 5 105 | 5 327 | 5 310 |
| Total cash and current financial investments | (8 861) | (8 533) | (7 100) |
| Invested capital | 11 145 | 11 247 | 13 108 |
| Comparable ROIC[1] | 20.1% | 20.2% | 11.9% |

[1] Comparable ROIC = Comparable operating profit after tax, last four quarters / invested capital, average of last five quarters' ending balances. Refer to Note 10, Performance measures, in the Financial statement information for details.

3 February 2022

9

3 February 2022 10 Sustainability Sustainability Our strategy and focus areas At Nokia, we create technology that helps the world act together. Connectivity and technology play a critical role in helping to solve many of the world’s greatest challenges. Our sustainability strategy is focused on the areas we believe will have the greatest impact on sustainable development and our profitability: climate, integrity and culture. Climate In Q4, Nokia’s President and CEO Pekka Lundmark attended COP26 in Glasgow, reiterating the company’s commitments to net-zero, highlighting concrete actions being taken and the critical role of connectivity and digitalization in driving the sustainable transformation of asset heavy industries and processes that is required to fight climate change. Nokia also announced a new target to purchase 100% electricity from renewable sources by 2025 to power its offices, R&D labs, and factories. Nokia became a founding member of the First Movers Coalition, a public-private partnership between the US State Department and the World Economic Forum, focused on accelerating innovation and the path to market for emerging solutions that are essential to help reduce emissions to net-zero. As a concrete step, Nokia joined forces with DB Schenker and Lufthansa Cargo on a carbon neutral logistics route to transport 10 tons of communication equipment each week, using sustainable aviation fuel for the flight and an alternative biofuel for the final land transport. Nokia’s products took their first carbon-neutral flight in October 2021. Nokia is honored to have won the COP26 Compass Award for Supply Chain Capacity Building, run by DEFRA UK and the Responsible Business Alliance. The award is a great recognition of Nokia’s collaboration and capacity building with its suppliers – a key part of our efforts towards reaching our emissions targets. In December, CDP, the world’s leading global disclosure system for environmental impact awarded Nokia Leadership level and an A- score for its work to cut emissions, mitigate climate risks and help develop a low-carbon economy. Integrity As part of Nokia’s commitment to respect Human Rights, Nokia is a board member of the multi-stakeholder group Global Network Initiative (GNI), which examines human rights in the ICT sector. Companies participating in GNI are independently assessed every two to three years. Nokia is proud to be the first telecommunications equipment vendor to have successfully completed an assessment and has now kicked off our second assessment in December 2021, which will be carried out by an independent external assessor. Culture Nokia’s people are its greatest asset and it aims to enable a culture that drives business value based on three essentials: open, fearless and empowered. In support of this culture, the third annual employee inclusion survey was conducted in Q4. Nokia’s average internal inclusion score improved – on a scale of 1-10 – from 7.6 to 8.0 and the number of employees who believe that inclusion and diversity efforts are having a positive impact on company culture increased from 74% to 79%. In the Bloomberg Gender Equality Index 2022, Nokia got an overall score of 73.67%, well above the industry average of 69.63%. Nokia does however recognize that more work needs to be done and will continue to prioritize actions towards improved gender balance. Other topics Nokia announced a partnership with UNICEF Finland, UNICEF Morocco and Orange Foundation to empower marginalized young people – particularly girls – in Morocco with digital, entrepreneurial and environmental skills, including transferable skills such as working with others, self-esteem, creativity and communication, as part of UNICEF’s UPSHIFT program. This program is aligned with Nokia’s purpose and continued focus to reduce the digital divide and provide training in digital skills to the communities in which it operates.

Segment details

NOKIA

# Segment details

## Mobile Networks, Q4 2021 compared to Q4 2020

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Reported results | | | | | | | | |
| Net sales | 2 761 | 3 180 | (13)% | *(16)%* | 9 717 | 10 397 | (7)% | *(5)%* |
| Gross margin % | 37.1% | 38.7% | (160)bps | | 36.9% | 35.2% | 170bps | |
| Operating profit/(loss) | 238 | 273 | (13)% | | 637 | 515 | 24% | |
| Operating margin % | 8.6% | 8.6% | 0bps | | 6.6% | 5.0% | 160bps | |
| Comparable results | | | | | | | | |
| Gross margin % | 37.6% | 39.5% | (190)bps | | 37.4% | 35.9% | 150bps | |
| Operating profit/(loss) | 270 | 415 | (35)% | | 765 | 818 | (6)% | |
| Operating margin % | 9.8% | 13.0% | (320)bps | | 7.9% | 7.9% | 0bps | |

**Addressable market development**

The estimated Mobile Networks addressable market, excluding China, for 2021 was EUR 46 billion and grew approximately 5% on a constant currency basis.

We currently forecast an addressable market for 2022 of EUR 49 billion. On a constant currency basis, we estimate that the addressable market will grow by approximately 3% in 2022.

### Q4 2021 compared to Q4 2020

**Net sales**

Mobile Networks net sales decreased 13%. On a constant currency basis, net sales decreased 16%.

The decline in Mobile Networks net sales reflected less pronounced seasonality in Q4, as expected, with lower net sales in both radio access products, as well as services. Additionally, net sales were impacted by supply chain constraints.

From a regional perspective, North America drove the majority of the decline, as business was impacted by earlier communicated market share loss and price erosion. Elsewhere, 5G deployments drove growth in Europe, while both Asia Pacific and Greater China declined overall.

**Gross margin**

Reported gross margin was 37.1%, compared to 38.7% in Q4 2020. Comparable gross margin was 37.6%, compared to 39.5% in Q4 2020. The decline in comparable gross margin stems mainly from lower sales coverage of fixed costs as a result of lower sales in North America.

**Operating profit/(loss) and margin**

Reported operating profit was EUR 238 million, or 8.6% of net sales, compared to EUR 273 million, or 8.6% of net sales, in Q4 2020. Comparable operating profit was EUR 270 million, or 9.8% of net sales, compared to EUR 415 million, or 13.0% of net sales, in Q4 2020. The decrease in comparable operating profit and operating margin primarily reflects lower gross profit, as well as an increase in R&D expenses to accelerate our product roadmaps and cost competitiveness. This was partially offset by a net positive fluctuation in other operating income and expenses, mainly related to the absence of loss allowances on certain trade receivables that negatively impacted Q4 2020, as well as lower SG&A expenses. In Q4 2021, operating profit was negatively impacted by higher variable pay accruals, compared to Q4 2020.

In both Q4 2021 and Q4 2020, the difference between reported and comparable operating profit was primarily related to restructuring and associated charges and the amortization of acquired intangible assets.

## Operational Key Performance Indicators

**Proportion of our 5G shipments that are "5G Powered by ReefShark"**

This KPI tracks shipments of our System-on-Chip ("SoC") based 5G Powered by ReefShark ("5G PBR") product portfolio. Increased 5G PBR shipments are expected to help reduce our product cost and improve the power efficiency of our products.

In Q4 2021, 5G PBR accounted for 68% of shipments, marking a strong sequential improvement. Pleasingly, in December 5G PBR shipments reached 76%, which puts us on track to achieve our end of 2022 target of ~100% of product shipments. The new AirScale radio and baseband products launched in Q2 2021 are also important final steps towards our full SoC portfolio evolution.

**Our weighted 5G conversion rate and market share**

This KPI measures how we are doing in converting our end of 2018 4G footprint into 5G footprint. It factors in customer size, as well as new 5G footprint where we did not previously have a 4G installed base (meaning it can be over 100%).

At the end of Q4 2021, our 5G conversion rate remained approximately 90% excluding China and in the low 80% range including China. Since the end of 2018, our 4G to 5G conversion rate has been impacted by not converting all of our 4G footprint into 5G footprint in North America and China. We believe this has now stabilized and we see opportunities through which it could start to improve, but the timing of deals remains uncertain.

We finished full year 2021 with our 4G + 5G market share at approximately 26%, excluding China. This was in-line with our targeted range of 25% to 27%.

Given the strong progress that Mobile Networks has made, the evolution of our strategic priorities and the fact that changes in these KPIs are smaller over time, we plan to no longer report on the weighted 5G conversion and internal 4G + 5G market share KPIs going forward (considering external market share estimates are readily available). We do however continue to see market share expansion opportunities and we will continue to report the 5G PBR KPI through 2022, until we have largely completed the transition to SoCs.

3 February 2022 11

Segment details

NOKIA

# Network Infrastructure, Q4 2021 compared to Q4 2020

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Reported results | | | | | | | | |
| Net sales | 2 254 | 1 979 | 14% | *10%* | 7 674 | 6 736 | 14% | *15%* |
| IP Networks | 755 | 761 | (1)% | *(5)%* | 2 679 | 2 585 | 4% | *5%* |
| Optical Networks | 506 | 474 | 7% | *3%* | 1 708 | 1 695 | 1% | *2%* |
| Fixed Networks | 747 | 517 | 44% | *38%* | 2 358 | 1 759 | 34% | *35%* |
| Submarine Networks | 246 | 227 | 8% | *8%* | 929 | 697 | 33% | *33%* |
| Gross margin % | 33.6% | 34.6% | (100)bps | | 34.7% | 34.0% | 70bps | |
| Operating profit/(loss) | 156 | (102) | | | 426 | (158) | | |
| Operating margin % | 6.9% | (5.2)% | 1 210bps | | 5.6% | (2.3)% | 790bps | |
| Comparable results | | | | | | | | |
| Gross margin % | 34.0% | 36.1% | (210)bps | | 35.0% | 35.1% | (10)bps | |
| Operating profit/(loss) | 248 | 211 | 18% | | 784 | 457 | 72% | |
| Operating margin % | 11.0% | 10.7% | 30bps | | 10.2% | 6.8% | 340bps | |

**Addressable market development**

The estimated Network Infrastructure addressable market, excluding Submarine Networks, for 2021 was EUR 42 billion, down from the previous estimation of EUR 43 billion. The change is primarily due to a reassessment of the Fiber-To-The-Home (FTTH) technology mix. The 2021 addressable market grew approximately 5% on a constant currency basis.

We currently forecast an addressable market for 2022 of EUR 45 billion. On a constant currency basis, we estimate that the addressable market will grow by approximately 3% in 2022.

## Q4 2021 compared to Q4 2020

**Net sales**

Network Infrastructure net sales increased 14%. On a constant currency basis, net sales increased 10%, reflecting strong growth in Fixed Networks, growth in Submarine Networks and Optical Networks, and a decline in IP Networks.

The modest decline in IP Networks – driven by supply chain constraints - was in comparison to a very strong year-ago quarter. From a regional perspective, growth in North America was more than offset by declines in Europe, Asia Pacific and Middle East & Africa.

Growth in Optical Networks reflected traction in North America, partly offset by declines in India and Greater China.

The strong performance in Fixed Networks resulted from continued growth in Fixed Wireless Access and fiber technologies, as CSPs continue to invest in broadband connectivity, particularly in North America.

Submarine Networks' performance continued to show the influence of ongoing major submarine telecommunications projects.

**Gross margin**

Reported gross margin was 33.6%, compared to 34.6% in Q4 2020. Comparable gross margin was 34.0%, compared to 36.1% in Q4 2020. The decline in gross margin was primarily driven by unfavorable mix within Network Infrastructure, with a higher proportion of net sales from Fixed Networks, as well as higher indirect cost of sales.

**Operating profit/(loss) and margin**

Reported operating profit was EUR 156 million, or 6.9% of net sales, compared to a loss of EUR 102 million, or negative 5.2% of net sales, in Q4 2020. Comparable operating profit was EUR 248 million, or 11.0% of net sales, compared to EUR 211 million, or 10.7% of net sales, in Q4 2020. The increase in comparable operating profit and operating margin was primarily driven by higher gross profit and a net positive fluctuation in other operating income and expenses, related to the absence of loss allowances on certain trade receivables that negatively impacted Q4 2020 and other one-time income received in Q4 2021. This was partially offset by higher R&D expenses, as we continued to invest in customer-focused technology leadership, as well as higher SG&A expenses. In Q4 2021, operating profit was negatively impacted by higher variable pay accruals, compared to Q4 2020.

In Q4 2021, the difference between reported and comparable operating profit was primarily related to the amortization of acquired intangible assets and restructuring and associated charges. In Q4 2020, the difference between reported and comparable operating profit was primarily related to the impairment of goodwill, the amortization of acquired intangible assets and restructuring and associated charges.

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12

Segment details

NOKIA

# Cloud and Network Services, Q4 2021 compared to Q4 2020

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Reported results | | | | | | | | |
| Net sales | 964 | 962 | 0% | *(3)%* | 3 089 | 3 087 | 0% | *1%* |
| Gross margin % | 40.4% | 26.9% | 1 350bps | | 35.9% | 27.4% | 850bps | |
| Operating profit/(loss) | 135 | (63) | | | 80 | (334) | | |
| Operating margin % | 14.0% | (6.5)% | 2 050bps | | 2.6% | (10.8)% | 1 340bps | |
| Comparable results | | | | | | | | |
| Gross margin % | 41.8% | 38.9% | 290bps | | 37.6% | 32.9% | 470bps | |
| Operating profit/(loss) | 145 | 97 | 49% | | 166 | (67) | | |
| Operating margin % | 15.0% | 10.1% | 490bps | | 5.4% | (2.2)% | 760bps | |

**Addressable market development**

The estimated Cloud and Network Services addressable market for 2021 was EUR 26 billion and grew approximately 4% on a constant currency basis.

We currently forecast an addressable market for 2022 of EUR 28 billion. On a constant currency basis, we estimate that the addressable market will grow by approximately 5% in 2022.

**Q4 2021 compared to Q4 2020**

**Net sales**

Cloud and Network Services net sales were flat. On a constant currency basis, Cloud and Network Services net sales decreased 3%.

The net sales performance reflected slight declines in both Cloud and Cognitive Services and Core Networks, largely offset by double digit growth in Enterprise Solutions, particularly in Europe.

**Gross margin**

Reported gross margin was 40.4%, compared to 26.9% in Q4 2020. Comparable gross margin was 41.8%, compared to 38.9% in Q4 2020. The expansion in gross profit and margin was driven by the absence of a project-related loss provision that negatively impacted Q4 2020, partially offset by product mix.

**Operating profit/(loss) and margin**

Reported operating profit was EUR 135 million, or 14.0% of net sales, compared to an operating loss of EUR 63 million, or negative 6.5% of net sales, in Q4 2020. Comparable operating profit was EUR 145 million, or 15.0% of net sales, compared to an operating profit of EUR 97 million, or 10.1% of net sales, in Q4 2020. The improvement was primarily driven by higher gross profit and lower SG&A expenses. In Q4 2021, operating profit was negatively impacted by higher variable pay accruals, compared to Q4 2020.

In both Q4 2021 and Q4 2020, the difference between reported and comparable operating result was primarily related to restructuring and associated charges, the amortization of acquired intangible assets and project-related loss provisions.

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Segment details

NOKIA

# Nokia Technologies, Q4 2021 compared to Q4 2020

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Reported results | | | | | | | | |
| Net sales | 368 | 382 | (4)% | *(4)%* | 1 502 | 1 402 | 7% | *8%* |
| Gross margin % | 99.7% | 99.5% | 20bps | | 99.6% | 99.3% | 30bps | |
| Operating profit/(loss) | 282 | 306 | (8)% | | 1 184 | 1 120 | 6% | |
| Operating margin % | 76.6% | 80.1% | (350)bps | | 78.8% | 79.9% | (110)bps | |
| Comparable results | | | | | | | | |
| Gross margin % | 99.7% | 99.5% | 20bps | | 99.7% | 99.4% | 30bps | |
| Operating profit/(loss) | 282 | 307 | (8)% | | 1 185 | 1 123 | 6% | |
| Operating margin % | 76.6% | 80.4% | (380)bps | | 78.9% | 80.1% | (120)bps | |

**Net sales**

Nokia Technologies net sales decreased 4% on both a reported and constant currency basis.

The decrease in Nokia Technologies net sales was primarily due to the absence of catch-up net sales from a renewed patent license agreement, which benefitted the year-ago quarter, lower net sales from one licensee, following the expiration of a patent licensing agreement in Q3 2021 and lower brand licensing net sales. This was partly offset by higher net sales related to a new patent license agreement signed earlier this year, as well as positive traction in other patent licensing agreements in the consumer electronics sector.

Nokia Technologies annualized net sales run rate was in the range of approximately EUR 1.4 to 1.5 billion in Q4 2021.

**Gross margin**

Reported gross margin was 99.7%, compared to 99.5% in Q4 2020. Comparable gross margin was 99.7%, compared to 99.5% in Q4 2020.

**Operating profit/(loss) and margin**

Reported operating profit was EUR 282 million, or 76.6% of net sales, compared to EUR 306 million, or 80.1% of net sales, in Q4 2020. Comparable operating profit was EUR 282 million, or 76.6% of net sales, compared to EUR 307 million, or 80.4% of net sales, in Q4 2020. The decline was primarily driven by lower net sales and higher operating expenses. In Q4 2021, operating profit was negatively impacted by higher variable pay accruals, compared to Q4 2020.

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14

Segment details

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# Group Common and Other, Q4 2021 compared to Q4 2020

| EUR million | Q4'21 | Q4'20 | YoY change | *Constant currency YoY change* | Q1–Q4'21 | Q1–Q4'20 | YoY change | *Constant currency YoY change* |
|---|---|---|---|---|---|---|---|---|
| Reported results | | | | | | | | |
| Net sales | 74 | 59 | 25% | *23%* | 257 | 269 | (4)% | *(2)%* |
| Gross margin % | (4.1)% | (8.5)% | 440bps | | (5.1)% | (0.4)% | (470)bps | |
| Operating profit/(loss) | (71) | 28 | | | (169) | (258) | | |
| Operating margin % | (95.9)% | 47.5% | (14 340)bps | | (65.8)% | (95.9)% | 3 010bps | |
| Comparable results | | | | | | | | |
| Gross margin % | (4.1)% | (3.4)% | (70)bps | | (5.1)% | 2.6% | (770)bps | |
| Operating profit/(loss) | (38) | 26 | | | (125) | (251) | | |
| Operating margin % | (51.4)% | 44.1% | (9 550)bps | | (48.6)% | (93.3)% | 4 470bps | |

**Net sales**

Group Common and Other net sales increased 25%. On a constant currency basis, Group Common and Other net sales increased 23%.

The increase in Group Common and Other net sales was driven by Radio Frequency Systems.

**Gross margin**

Reported gross margin was negative 4.1%, compared to negative 8.5% in Q4 2020. Comparable gross margin was negative 4.1%, compared to negative 3.4% in Q4 2020. The decrease was driven by Radio Frequency Systems.

**Operating profit/(loss) and margin**

Reported operating loss was EUR 71 million, or negative 95.9% of net sales, compared to an operating profit of EUR 28 million, or 47.5% of net sales, in Q4 2020. Comparable operating loss was EUR 38 million, or negative 51.4% of net sales, compared to an operating profit of EUR 26 million, or 44.1% of net sales, in Q4 2020.

The decline in comparable operating result and operating margin was primarily driven by a net negative fluctuation in other operating income and expense, primarily related to a lower net benefit from Nokia's venture fund investments in Q4 2021 compared to Q4 2020. In Q4 2021, the operating result was negatively impacted by higher variable pay accruals, compared to Q4 2020.

In Q4 2021, the net benefit related to Nokia's venture fund investments was approximately EUR 60 million, compared to a net benefit of approximately EUR 110 million in Q4 2020.

In Q4 2021, the difference between reported and comparable operating result was primarily related to the negative impact of a change in provisions related to past acquisitions, fair value losses on a legacy IPR fund and restructuring and associated charges. In Q4 2020, the difference between reported and comparable operating result was primarily related to restructuring and associated charges.

3 February 2022 15

Additional information

NOKIA

# Additional information

## Dividend policy

Target recurring, stable and over time growing ordinary dividend payments, taking into account the previous year's earnings as well as the company's financial position and business outlook.

## Cost savings program

In Q1 2021, we announced plans to reset our cost base, targeting a reduction of approximately EUR 600 million by the end of 2023.

Given the strength in our end markets in 2021, the pace of restructuring in 2021 continues to be slower than we initially planned. The overall size of the plan however remains unchanged and continues to depend on the evolution of our end markets – consistent with our commentary when we announced the plan. However, we have now updated our expectations for restructuring and associated charges as well as cash outflows.

We now expect these cost savings to result in approximately EUR 500-600 million of restructuring and associated charges by 2023, down from our previous estimate of EUR 600-700 million.

We now expect total restructuring and associated cash outflows to be approximately EUR 1 050-1 150 million, down slightly from our previous estimate of EUR 1 100-1 200 million. This total includes approximately EUR 500 million of cash outflows related to our previous restructuring program.

| In EUR million, rounded to the nearest EUR 50 million | Actual | Expected amounts for | | | |
|---|---|---|---|---|---|
| | 2021 | 2022 | 2023 | Beyond 2023 | Total amount[1] |
| Recurring gross cost savings | 150 | 250 | 100 | 100 | 600 |
| *- cost of sales* | *50* | *100* | *50* | | *200* |
| *- operating expenses* | *100* | *150* | *50* | *100* | *400* |
| Restructuring and associated charges related to our most recent cost savings program | 250 | ~100 | ~200 | | 500-600 |
| Restructuring and associated cash outflows[2] | 350 | ~300 | ~200 | ~250 | 1 050–1 150 |

[1] Savings expected by end of 2023.

[2] Includes cash outflows related to the most recent cost savings program, as well as the remaining cash outflows related to our previous programs.

| Restructuring and associated charges by Business Group | |
|---|---|
| In EUR million, rounded to the nearest EUR 50 million | |
| Mobile Networks | 300–350 |
| Network Infrastructure | ~100 |
| Cloud and Network Services | 100–150 |
| Total restructuring and associated charges | 500–600 |

3 February 2022 16

3 February 2022 17 Additional information Significant events January – December 2021 On 16 March 2021, Nokia announced plans to reset its cost base to invest in future capabilities. On a group level, this was expected to lower the company’s cost base by approximately EUR 600 million by the end of 2023. These savings were intended to offset increased investments in R&D, future capabilities and costs related to salary inflation. Planned restructuring was anticipated to result in an 80 000-85 000 employee organization, over an 18-24-month period, instead of the approximately 90 000 employees Nokia had at the time of the announcement. The exact number will depend on market developments over the next two years from the announcement. On 17 March 2021, Nokia announced it had appointed Melissa Schoeb as Chief Corporate Affairs Officer and member of the Group Leadership team effective from 12 April 2021. Nokia’s Chief Corporate Affairs Officer oversees Communications, Government Relations, Brand and Sustainability. Schoeb joined Nokia from Occidental, one of the world’s largest independent oil and gas companies, where she was Vice President, Corporate Affairs. On 18 March 2021, Nokia held its Capital Markets Day and provided an overview of long-term market trends, how it is setting itself up for value creation, detailed plans for each of its business segments, its financial outlook and its updated dividend policy. For more details, refer to the stock exchange release by Nokia on 18 March 2021, and Nokia’s investor relations website at www.nokia.com/investors. On 8 April 2021, Nokia held its Annual General Meeting at its headquarters in Espoo under special arrangements due to the COVID-19 pandemic. Approximately 66 300 shareholders representing approximately 2 470 million shares and votes were represented at the meeting. The following resolutions were made: .. No dividend was paid for the financial year 2020. .. Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected as members of the Board of Directors for a term ending at the close of the next AGM. In an assembly meeting that took place after the AGM, the Board re-elected Sari Baldauf as Chair of the Board, and Kari Stadigh as Vice Chair of the Board. .. Remuneration Report of the company’s governing bodies was supported. .. Deloitte Oy was re-elected as the auditor for Nokia for the financial year 2022. .. Board was authorized to resolve to repurchase a maximum of 550 million Nokia shares and to issue a maximum of 550 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorizations are effective until 7 October 2022 and they terminated the corresponding authorizations granted by the Annual General Meeting on 27 May 2020.

3 February 2022 18 Additional information Shares The total number of Nokia shares on 31 December 2021, equaled 5 675 461 159. On 31 December 2021 Nokia and its subsidiary companies owned 40 467 555 Nokia shares, representing approximately 0.7% of the total number of Nokia shares and voting rights. Risk Factors Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: .. Competitive intensity, which is expected to continue at a high level; .. Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; .. Our ability to procure certain standard components and the costs thereof, such as semiconductors; .. Disturbance in the global supply chain; .. Scope and duration of the COVID-19 pandemic, and its economic impact; .. Accelerating inflation; .. Other macroeconomic, geopolitical, industry and competitive developments; .. Timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; .. Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; and the regulatory landscape for patent licensing; .. Timing of completions and acceptances of certain projects; .. Our product and regional mix; .. Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to regional profit mix, net sales subject to withholding taxes, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reform in the U.S. and OECD initiatives; .. Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; .. Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well as the risk factors specified under Forward-looking Statements of this report, and our 2020 annual report on Form 20-F published on 4 March 2021 under Operating and financial review and prospects-Risk factors. Forward-looking statements Certain statements herein that are not historical facts are forward- looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of COVID-19 on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions and competitiveness, as well as results of operations including market share, prices, net sales, income and margins; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model; and E) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward- looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

3 February 2022 19 Financial tables, unaudited Financial statement information

NOKIA

Financial tables, *unaudited*

# Consolidated income statement (condensed)

| EUR million | Reported | | | | Comparable | | | |
|---|---|---|---|---|---|---|---|---|
| | Q4'21 | Q4'20 | Q1–Q4'21 | Q1–Q4'20 | Q4'21 | Q4'20 | Q1–Q4'21 | Q1–Q4'20 |
| **Net sales** (Notes 2, 3) | 6 414 | 6 553 | 22 202 | 21 852 | 6 414 | 6 554 | 22 202 | 21 854 |
| Cost of sales | (3 880) | (4 000) | (13 368) | (13 659) | (3 843) | (3 830) | (13 237) | (13 345) |
| **Gross profit** (Note 2) | 2 534 | 2 553 | 8 834 | 8 193 | 2 571 | 2 724 | 8 965 | 8 509 |
| Research and development expenses | (1 118) | (1 145) | (4 214) | (4 087) | (1 092) | (1 010) | (4 084) | (3 817) |
| Selling, general and administrative expenses | (758) | (777) | (2 792) | (2 898) | (659) | (670) | (2 379) | (2 489) |
| Other operating income and expenses | 82 | (189) | 330 | (323) | 88 | 11 | 273 | (122) |
| **Operating profit** (Note 2) | 740 | 441 | 2 158 | 885 | 908 | 1 056 | 2 775 | 2 081 |
| Share of results of associated companies and joint ventures | 21 | 20 | 9 | 22 | 21 | 20 | 9 | 22 |
| Financial income and expenses | (68) | (29) | (241) | (164) | (38) | (13) | (176) | (184) |
| **Profit before tax** | 693 | 431 | 1 926 | 743 | 891 | 1 063 | 2 609 | 1 918 |
| Income tax expense (Note 5) | (11) | (3 131) | (272) | (3 256) | (159) | (279) | (500) | (481) |
| **Profit/(loss) from continuing operations** | 682 | (2 700) | 1 654 | (2 513) | 731 | 784 | 2 109 | 1 437 |
| (Loss)/profit from discontinued operations | (1) | 4 | (9) | (3) | 0 | 0 | 0 | 0 |
| **Profit/(loss) for the period** | 680 | (2 696) | 1 645 | (2 516) | 731 | 784 | 2 109 | 1 437 |
| **Attributable to** | | | | | | | | |
| Equity holders of the parent | 676 | (2 693) | 1 623 | (2 523) | 727 | 787 | 2 087 | 1 430 |
| Non-controlling interests | 4 | (4) | 22 | 7 | 4 | (4) | 22 | 7 |
| | | | | | | | | |
| **Earnings per share, EUR** (for profit attributable to equity holders of the parent) | | | | | | | | |
| **Basic** | | | | | | | | |
| Continuing operations | 0.12 | (0.48) | 0.29 | (0.45) | 0.13 | 0.14 | 0.37 | 0.25 |
| Profit for the period | 0.12 | (0.48) | 0.29 | (0.45) | 0.13 | 0.14 | 0.37 | 0.25 |
| **Diluted** | | | | | | | | |
| Continuing operations | 0.12 | (0.48) | 0.29 | (0.45) | 0.13 | 0.14 | 0.37 | 0.25 |
| Profit for the period | 0.12 | (0.48) | 0.29 | (0.45) | 0.13 | 0.14 | 0.37 | 0.25 |
| | | | | | | | | |
| **Average number of shares ('000 shares)** | | | | | | | | |
| **Basic** | | | | | | | | |
| Continuing operations | 5 634 946 | 5 617 463 | 5 630 025 | 5 612 418 | 5 634 946 | 5 617 463 | 5 630 025 | 5 612 418 |
| Profit for the period | 5 634 946 | 5 617 463 | 5 630 025 | 5 612 418 | 5 634 946 | 5 617 463 | 5 630 025 | 5 612 418 |
| **Diluted** | | | | | | | | |
| Continuing operations | 5 713 089 | 5 617 463 | 5 684 235 | 5 612 418 | 5 713 089 | 5 640 341 | 5 684 235 | 5 636 082 |
| Profit for the period | 5 713 089 | 5 617 463 | 5 684 235 | 5 612 418 | 5 713 089 | 5 640 341 | 5 684 235 | 5 636 082 |

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

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Financial tables, *unaudited*

NOKIA

## Consolidated statement of comprehensive income (condensed)

| EUR million | Reported | | | |
|---|---|---|---|---|
| | Q4'21 | Q4'20 | Q1–Q4'21 | Q1–Q4'20 |
| **Profit/(loss) for the period** | 680 | (2 696) | 1 645 | (2 516) |
| **Other comprehensive income** | | | | |
| Items that will not be reclassified to profit or loss | | | | |
| Remeasurements of defined benefit plans | 98 | 486 | 3 040 | 624 |
| Income tax related to items that will not be reclassified to profit or loss | (22) | (115) | (755) | (140) |
| Items that may be reclassified subsequently to profit or loss | | | | |
| Translation differences | 374 | (490) | 1 153 | (1 232) |
| Net investment hedges | (95) | 61 | (249) | 266 |
| Cash flow and other hedges | 10 | (30) | 0 | 15 |
| Financial assets at fair value through other comprehensive income | (2) | 2 | 7 | 47 |
| Other changes, net | (1) | 0 | 0 | 3 |
| Income tax related to items that may be reclassified subsequently to profit or loss | 1 | 83 | 2 | 25 |
| **Other comprehensive income/(loss), net of tax** | 363 | (3) | 3 198 | (392) |
| **Total comprehensive income/(loss) for the period** | 1 043 | (2 699) | 4 843 | (2 908) |
| | | | | |
| **Attributable to:** | | | | |
| Equity holders of the parent | 1 037 | (2 696) | 4 814 | (2 914) |
| Non-controlling interests | 6 | (3) | 29 | 6 |

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

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Financial tables, *unaudited*

NOKIA

## Consolidated statement of financial position (condensed)

| EUR million | 31 December 2021 | 31 December 2020 |
|---|---|---|
| **ASSETS** | | |
| Goodwill | 5 431 | 5 074 |
| Other intangible assets | 1 620 | 1 953 |
| Property, plant and equipment | 1 924 | 1 783 |
| Right-of-use assets | 884 | 805 |
| Investments in associated companies and joint ventures | 243 | 233 |
| Non-current financial investments (Note 6) | 758 | 745 |
| Deferred tax assets (Note 5) | 1 272 | 1 822 |
| Other non-current financial assets (Note 6) | 325 | 306 |
| Defined benefit pension assets (Note 4) | 7 740 | 5 038 |
| Other non-current assets | 255 | 217 |
| **Non-current assets** | 20 452 | 17 976 |
| Inventories | 2 392 | 2 242 |
| Trade receivables (Note 6) | 5 382 | 5 503 |
| Contract assets | 1 146 | 1 080 |
| Prepaid expenses and accrued income | 859 | 850 |
| Current income tax assets | 214 | 265 |
| Other current financial assets (Note 6) | 336 | 214 |
| Current financial investments (Note 6) | 2 577 | 1 121 |
| Cash and cash equivalents (Note 6) | 6 691 | 6 940 |
| **Current assets** | 19 597 | 18 215 |
| **Total assets** | 40 049 | 36 191 |

| | | |
|---|---|---|
| **SHAREHOLDERS' EQUITY AND LIABILITIES** | | |
| Share capital | 246 | 246 |
| Share issue premium | 454 | 443 |
| Treasury shares | (352) | (352) |
| Translation differences | (396) | (1 295) |
| Fair value and other reserves | 4 219 | 1 910 |
| Reserve for invested unrestricted equity | 15 726 | 15 656 |
| Accumulated deficit | (2 537) | (4 143) |
| **Total capital and reserves attributable to equity holders of the parent** | 17 360 | 12 465 |
| Non-controlling interests | 102 | 80 |
| **Total equity** | 17 462 | 12 545 |
| Long-term interest-bearing liabilities (Notes 6, 8) | 4 537 | 5 015 |
| Long-term lease liabilities | 824 | 721 |
| Deferred tax liabilities | 282 | 260 |
| Defined benefit pension and post-employment liabilities (Note 4) | 3 408 | 4 046 |
| Contract liabilities | 354 | 566 |
| Deferred revenue and other long-term liabilities | 436 | 541 |
| Provisions (Note 7) | 645 | 736 |
| **Non-current liabilities** | 10 486 | 11 885 |
| Short-term interest-bearing liabilities (Notes 6, 8) | 116 | 561 |
| Short-term lease liabilities | 185 | 189 |
| Other financial liabilities (Note 6) | 762 | 738 |
| Current income tax liabilities | 202 | 188 |
| Trade payables (Note 6) | 3 679 | 3 174 |
| Contract liabilities | 2 293 | 2 394 |
| Accrued expenses, deferred revenue and other liabilities (Note 6) | 3 940 | 3 721 |
| Provisions (Note 7) | 924 | 796 |
| **Current liabilities** | 12 101 | 11 761 |
| **Total shareholders' equity and liabilities** | 40 049 | 36 191 |
| | | |
| Shareholders' equity per share, EUR | 3.08 | 2.22 |
| Number of shares (1 000 shares, excluding treasury shares) | 5 634 994 | 5 617 496 |

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

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Financial tables, *unaudited*

NOKIA

## Consolidated statement of cash flows (condensed)

| EUR million | Q4'21 | Q4'20 | Q1–Q4'21 | Q1–Q4'20 |
|---|---|---|---|---|
| **Cash flow from operating activities** | | | | |
| Profit/(loss) for the period | 680 | (2 696) | 1 645 | (2 516) |
| Adjustments | 321 | 3 765 | 1 713 | 5 267 |
| Depreciation and amortization | 277 | 279 | 1 095 | 1 132 |
| Impairment charges | 15 | 220 | 40 | 246 |
| Restructuring charges | 14 | 217 | 183 | 454 |
| Financial income and expenses | 69 | 28 | 240 | 167 |
| Income tax expense | 12 | 3 128 | 273 | 3 254 |
| Gain from non-current investments | (53) | (109) | (188) | (61) |
| Other | (13) | 2 | 70 | 75 |
| Cash from operations before changes in net working capital | 1 001 | 1 069 | 3 358 | 2 751 |
| Change in net working capital | (373) | (135) | (268) | (710) |
| (Increase)/decrease in receivables | (718) | (1 107) | 239 | (418) |
| Decrease/(increase) in inventories | 132 | 485 | (48) | 553 |
| Increase/(decrease) in non-interest-bearing liabilities | 213 | 487 | (459) | (845) |
| Cash from operations | 628 | 934 | 3 090 | 2 041 |
| Interest received | 6 | 9 | 41 | 33 |
| Interest paid | (42) | (31) | (192) | (35) |
| Income taxes paid, net | (107) | (33) | (314) | (280) |
| Net cash from operating activities | 485 | 879 | 2 625 | 1 759 |
| **Cash flow from investing activities** | | | | |
| Purchase of property, plant and equipment and intangible assets | (159) | (139) | (560) | (479) |
| Proceeds from sale of property, plant and equipment and intangible assets | 47 | 8 | 103 | 13 |
| Acquisition of businesses, net of cash acquired | 0 | 0 | (33) | (104) |
| Proceeds from disposal of businesses, net of disposed cash | 0 | 0 | 0 | 11 |
| Purchase of current financial investments | (251) | (353) | (1 845) | (1 154) |
| Proceeds from maturities and sale of current financial investments | 148 | 23 | 398 | 123 |
| Purchase of non-current financial investments | (22) | (15) | (77) | (59) |
| Proceeds from sale of non-current financial investments | 34 | 45 | 277 | 122 |
| Foreign exchange hedging of cash and cash equivalents[1] | (39) | (17) | (77) | 79 |
| Other | 10 | (1) | 19 | 10 |
| Net cash used in investing activities | (232) | (449) | (1 795) | (1 438) |
| **Cash flow from financing activities** | | | | |
| Purchase of a subsidiary's equity instruments | 0 | 0 | 0 | (1) |
| Proceeds from long-term borrowings | 0 | 2 | 17 | 1 595 |
| Repayment of long-term borrowings | (445) | (16) | (927) | (246) |
| Repayment of short-term borrowings | (4) | (102) | (67) | (83) |
| Payment of principal portion of lease liabilities | (56) | (51) | (226) | (234) |
| Dividends paid | (5) | (130) | (9) | (148) |
| Net cash (used in)/from financing activities | (510) | (297) | (1 212) | 883 |
| Translation differences[1] | 45 | (29) | 133 | (174) |
| **Net (decrease)/increase in cash and cash equivalents** | (212) | 104 | (249) | 1 030 |
| Cash and cash equivalents at beginning of period | 6 903 | 6 836 | 6 940 | 5 910 |
| Cash and cash equivalents at end of period | 6 691 | 6 940 | 6 691 | 6 940 |

[1]In 2021, Nokia changed the presentation of the cash flows relating to foreign exchange hedging of cash and cash equivalents from translation differences to cash flow from investing activities. The comparative amounts for 2020 have been reclassified accordingly. Refer to Note 1, Basis of preparation.

Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

3 February 2022

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Financial tables, *unaudited*

NOKIA

# Consolidated statement of changes in shareholders' equity (condensed)

| EUR million | Share capital | Share issue premium | Treasury shares | Translation differences | Fair value and other reserves | Reserve for invested unrestricted equity | Accumulated deficit | Attributable to equity holders of the parent | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| **1 January 2020** | 246 | 427 | (352) | (372) | 1 382 | 15 607 | (1 613) | 15 325 | 76 | 15 401 |
| Loss for the period | 0 | 0 | 0 | 0 | 0 | 0 | (2 523) | (2 523) | 7 | (2 516) |
| Other comprehensive loss | 0 | 0 | 0 | (922) | 528 | 0 | 3 | (391) | (1) | (392) |
| **Total comprehensive loss** | 0 | 0 | 0 | (922) | 528 | 0 | (2 520) | (2 914) | 6 | (2 908) |
| Share-based compensation | 0 | 76 | 0 | 0 | 0 | 0 | 0 | 76 | 0 | 76 |
| Excess tax benefit on share-based compensation | 0 | 2 | 0 | 0 | 0 | 0 | 0 | 2 | 0 | 2 |
| Settlement of performance and restricted shares | 0 | (62) | 0 | 0 | 0 | 49 | 0 | (13) | 0 | (13) |
| Dividend | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (5) | (5) |
| Acquisition of non-controlling interest | 0 | 0 | 0 | 0 | 0 | 0 | (10) | (10) | 0 | (10) |
| Investment in subsidiary by non-controlling interest | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 2 | 2 |
| Other movements | 0 | 0 | 0 | (1) | 0 | 0 | 0 | (1) | 1 | 0 |
| **Total transactions with owners** | 0 | 16 | 0 | (1) | 0 | 49 | (10) | 54 | (2) | 52 |
| **31 December 2020** | 246 | 443 | (352) | (1 295) | 1 910 | 15 656 | (4 143) | 12 465 | 80 | 12 545 |
| | | | | | | | | | | |
| **1 January 2021** | 246 | 443 | (352) | (1 295) | 1 910 | 15 656 | (4 143) | 12 465 | 80 | 12 545 |
| Profit for the period | 0 | 0 | 0 | 0 | 0 | 0 | 1 623 | 1 623 | 22 | 1 645 |
| Other comprehensive income | 0 | 0 | 0 | 899 | 2 309 | 0 | (17) | 3 191 | 7 | 3 198 |
| **Total comprehensive income** | 0 | 0 | 0 | 899 | 2 309 | 0 | 1 606 | 4 814 | 29 | 4 843 |
| Share-based compensation | 0 | 108 | 0 | 0 | 0 | 0 | 0 | 108 | 0 | 108 |
| Settlement of performance and restricted shares | 0 | (97) | 0 | 0 | 0 | 70 | 0 | (27) | 0 | (27) |
| Dividend | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (7) | (7) |
| **Total transactions with owners** | 0 | 11 | 0 | 0 | 0 | 70 | 0 | 81 | (7) | 74 |
| **31 December 2021** | 246 | 454 | (352) | (396) | 4 219 | 15 726 | (2 537) | 17 360 | 102 | 17 462 |

The above condensed consolidated statement of changes in shareholders' equity should be read in conjunction with accompanying notes.

3 February 2022 24

3 February 2022 25 Financial tables, unaudited Notes to Financial statements 1. BASIS OF PREPARATION This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2020 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2020. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. This financial report was authorized for issue by the Board of Directors on 3 February 2022. Certain comparative information for Q4’20 and Q1-Q4’20 presented in this condensed consolidated financial information of Nokia has been revised from that presented in the fourth quarter 2020 due to an adjusting event after the reporting period related to a debt restructuring request of an emerging market customer recorded after the Report for Q4 and Full Year 2020 was published but before the consolidated financial statements for 2020 were authorized for issue. Net sales and operating profit of the Nokia Group, particularly in Mobile Networks, Network Infrastructure and Cloud and Network Services segments, are subject to seasonal fluctuations being generally highest in the fourth quarter and lowest in the first quarter of the year. This is mainly due to the seasonality in the spending cycles of communication service providers. Management has identified its regions as the relevant category to present disaggregated revenue. Nokia's primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those regions. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions. Each reportable segment, as described in Note 2, Segment Information, operates in every region as described in Note 3, Net Sales. No reportable segment has a specific revenue concentration in any region other than Nokia Technologies, which is included in Europe. Each type of customer, as disclosed in Note 3, Net Sales, operates in all regions. In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect this obligation, Nokia derecognized the non-controlling interest and records a financial liability in current liabilities in line with the option exercise period. Any changes in the estimated future cash settlement are recorded in financial income and expense. In the first quarter of 2021, Nokia reviewed the presentation of cash flows related to foreign exchange hedging of cash and cash equivalents. As a result, Nokia reclassified the results of foreign exchange hedging of cash and cash flows previously presented in translation differences to the cash flow from investing activities to enhance the relevance of information provided in Nokia’s consolidated statement of cash flows. The comparative amounts for 2020 have been reclassified accordingly. Related to Q4 2020, as a result of the reclassification, the net cash used in investing activities increased by EUR 17 million and translation differences increased by EUR 17 million compared to the previously reported amounts. Related to Q1–Q4 2020, as a result of the reclassification, the net cash used in investing activities decreased by EUR 79 million and translation differences decreased by EUR 79 million compared to the previously reported amounts. In 2020, the global economy and financial markets were severely affected by the COVID-19 pandemic. To date, the impact of COVID-19 on our financial performance and financial position has been limited, primarily relating to temporary factory closures in the first half of 2020. As of 31 December 2021, potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 pandemic as well as the pace and shape of the economic recovery, and it is impossible to predict with accuracy the precise impact of such risks on our business.

Financial tables, *unaudited*

NOKIA

## Comparable and constant currency measures

Nokia presents financial information on a reported, comparable (until the fourth quarter of 2020 non-IFRS) and constant currency basis. Comparable measures presented in this document exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. In order to allow full visibility on determining comparable results, information on items affecting comparability is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

As comparable or constant currency financial measures are not defined in IFRS they may not be directly comparable with similarly titled measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance of Nokia. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Refer to Note 10, Performance measures, for further details.

## Foreign exchange rates

Nokia's net sales are derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in foreign exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

The below table shows the exposure to different currencies for net sales and total costs.

| | Q4'21 | | Q4'20 | | Q3'21 | |
|---|---|---|---|---|---|---|
| | Net sales | Total costs | Net sales | Total costs | Net sales | Total costs |
| EUR | ~25% | ~25% | ~20% | ~25% | ~25% | ~25% |
| USD | ~50% | ~50% | ~55% | ~50% | ~50% | ~50% |
| CNY | ~5% | ~5% | ~5% | ~5% | ~5% | ~5% |
| Other | ~20% | ~20% | ~20% | ~20% | ~20% | ~20% |
| Total | 100% | 100% | 100% | 100% | 100% | 100% |

End of Q4'21 balance sheet rate 1 EUR = 1.13 USD, end of Q4'20 balance sheet rate 1 EUR = 1.23 USD and end of Q3'21 balance sheet rate 1 EUR = 1.16 USD

## New and amended standards and interpretations

The amendments to IFRS standards that became effective on 1 January 2021, did not have a material impact on Nokia's consolidated financial statements. New standards and amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on Nokia's consolidated financial statements when adopted.

3 February 2022

26

3 February 2022 27 Financial tables, unaudited 2. SEGMENT INFORMATION Nokia has four operating and reportable segments for the financial reporting purposes: (1) Mobile Networks, (2) Network Infrastructure, (3) Cloud and Network Services and (4) Nokia Technologies. Segment-level information for Group Common and Other is also presented. In addition, Nokia provides net sales disclosure for the following businesses within the Network Infrastructure segment: (i) IP Networks, (ii) Optical Networks, (iii) Fixed Networks and (iv) Submarine Networks. Nokia adopted its current operational and reporting structure on 1 January 2021. The reporting structure was revised to reflect Nokia’s new strategy and operational model which is aligned with the way the management evaluates the operational performance of Nokia and allocates resources. Previously Nokia had three reportable segments: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Furthermore, Networks reportable segment consisted of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The most significant changes to the operational and reporting structure are the reclassifications of the following product areas: • Network management was reclassified from Nokia Software to Mobile Networks • Submarine Networks was reclassified from Group Common and Other to Network Infrastructure • Packet Core was reclassified from IP/Optical Networks to Cloud and Network Services • Managed Services, Network Cognitive Services and Enterprise Solution Services were reclassified from Global Services to Cloud and Network Services • Digital Automation and Analytics & IoT was reclassified from Group Common and Other to Cloud and Network Services Segment information for 2020 has been recast for comparability purposes according to the new operating and reporting structure. The President and CEO is the chief operating decision-maker and monitors the operating results of segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is primarily based on comparable operating profit which the management believes is the most relevant measure for this purpose. Comparable operating profit excludes intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies in the consolidated financial statements for 2020, except that items affecting comparability are excluded from the measurement of comparable measures. For more information on comparable measures, refer to Notes 1, Basis of preparation and 10, Performance Measures. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Mobile Networks The Mobile Networks operating segment offers technologies for Radio Access Networks (RAN) as well as Microwave Radio Links (MWR) for transport networks. RAN includes 3GPP radio technologies ranging from 2G/GSM to 5G/NR in licensed and unlicensed spectrum for both macro and small cell deployments. In addition to RAN and MWR products, the Mobile Networks operating segment provides associated network management solutions as well as network planning, network optimization, network deployment and technical support services. Network Infrastructure The Network Infrastructure operating segment serves communication service providers, enterprises, webscales and public sector customers. It comprises the following businesses: (i) Optical Networks, which provides optical transport networks for metro, regional, longhaul and ultra- longhaul applications; (ii) IP Networks, which provides IP networks and services for residential, mobile, enterprise and cloud applications; (iii) Fixed Networks, which provides fiber, fixed wireless access, and copper technologies; and (iv) Submarine Networks, which offers undersea cable transmission. Cloud and Network Services The Cloud and Network Services operating segment is built around software and the cloud and is focused on driving leadership in cloud-native software and as-a-service deliver models, as demand for critical networks accelerates; and with strong market positions in communications software, private wireless networks, and cognitive (or intelligent) services. The Cloud and Network Services portfolio encompasses core networks, including both voice and packet core; business applications covering areas like security and digital operations; cloud and cognitive services; and enterprise solutions covering private wireless and industrial automation. Nokia Technologies The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding the Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the patent portfolio is recorded in Nokia Technologies, while each segment separately records its own research and development expenses. Group Common and Other Group Common and Other includes Radio Frequency Systems which is managed as a separate entity. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, certain corporate-level and centrally managed operating expenses, as well as fair value gains and losses on investments in unlisted venture funds, including investments managed by NGP Capital.

Financial tables, *unaudited*

NOKIA

## Mobile Networks

| EUR million | Q4'21 Comparable | Q4'21 Items affecting comparability | Q4'21 Reported | Q4'20 Comparable | Q4'20 Items affecting comparability | Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales** | **2 761** | **0** | **2 761** | **3 181** | **0** | **3 180** |
| **Gross profit** | **1 037** | **(14)** | **1 023** | **1 256** | **(24)** | **1 232** |
| *Gross margin %* | *37.6%* | | *37.1%* | *39.5%* | | *38.7%* |
| **Operating profit** | **270** | **(32)** | **238** | **415** | **(142)** | **273** |
| *Operating margin %* | *9.8%* | | *8.6%* | *13.0%* | | *8.6%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (87) | (14) | (101) | (87) | (16) | (103) |
| Share of results of associated companies and joint ventures | 18 | 0 | 18 | 21 | 0 | 21 |
| EBITDA | 375 | (18) | 357 | 523 | (126) | 397 |

| EUR million | Q1–Q4'21 Comparable | Q1–Q4'21 Items affecting comparability | Q1–Q4'21 Reported | Q1–Q4'20 Comparable | Q1–Q4'20 Items affecting comparability | Q1–Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales** | **9 717** | **0** | **9 717** | **10 398** | **(1)** | **10 397** |
| **Gross profit** | **3 637** | **(56)** | **3 581** | **3 732** | **(69)** | **3 663** |
| *Gross margin %* | *37.4%* | | *36.9%* | *35.9%* | | *35.2%* |
| **Operating profit** | **765** | **(128)** | **637** | **818** | **(303)** | **515** |
| *Operating margin %* | *7.9%* | | *6.6%* | *7.9%* | | *5.0%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (338) | (61) | (398) | (347) | (66) | (413) |
| Share of results of associated companies and joint ventures | 6 | 0 | 6 | 21 | 0 | 21 |
| EBITDA | 1 109 | (67) | 1 041 | 1 186 | (237) | 949 |

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Financial tables, *unaudited*

NOKIA

## Network Infrastructure

| EUR million | Q4'21 Comparable | Q4'21 Items affecting comparability | Q4'21 Reported | Q4'20 Comparable | Q4'20 Items affecting comparability | Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales[(1)]** | **2 254** | **0** | **2 254** | **1 980** | **0** | **1 979** |
| **Gross profit** | **767** | **(10)** | **758** | **715** | **(30)** | **685** |
| *Gross margin %* | *34.0%* | | *33.6%* | *36.1%* | | *34.6%* |
| **Operating profit/(loss)** | **248** | **(93)** | **156** | **211** | **(313)** | **(102)** |
| *Operating margin %* | *11.0%* | | *6.9%* | *10.7%* | | *(5.2)%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (53) | (77) | (130) | (50) | (75) | (124) |
| Share of results of associated companies and joint ventures | 0 | 0 | 0 | 1 | 0 | 1 |
| EBITDA | 301 | (16) | 286 | 262 | (238) | 23 |

[1]In Q4´21, IP Networks net sales of EUR 755 million, Optical Networks net sales of EUR 506 million, Fixed Networks net sales of EUR 747 million and Submarine Networks net sales of EUR 246 million. In Q4´20, IP Networks net sales of EUR 761 million, Optical Networks net sales of EUR 474 million, Fixed Networks net sales of EUR 517 million and Submarine Networks net sales of EUR 227 million.

| EUR million | Q1–Q4'21 Comparable | Q1–Q4'21 Items affecting comparability | Q1–Q4'21 Reported | Q1–Q4'20 Comparable | Q1–Q4'20 Items affecting comparability | Q1–Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales[(1)]** | **7 674** | **0** | **7 674** | **6 736** | **0** | **6 736** |
| **Gross profit** | **2 684** | **(23)** | **2 661** | **2 361** | **(69)** | **2 292** |
| *Gross margin %* | *35.0%* | | *34.7%* | *35.1%* | | *34.0%* |
| **Operating profit/(loss)** | **784** | **(358)** | **426** | **457** | **(615)** | **(158)** |
| *Operating margin %* | *10.2%* | | *5.6%* | *6.8%* | | *(2.3)%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (208) | (299) | (507) | (201) | (308) | (508) |
| Share of results of associated companies and joint ventures | (1) | 0 | (1) | (1) | 0 | (1) |
| EBITDA | 991 | (59) | 932 | 656 | (307) | 348 |

[1]In Q1–Q4'21, IP Networks net sales of EUR 2 679 million, Optical Networks net sales of EUR 1 708 million, Fixed Networks net sales of EUR 2 358 million and Submarine Networks net sales of EUR 929 million. In Q1–Q4'20, IP Networks net sales of EUR 2 585 million, Optical Networks net sales of EUR 1 695 million, Fixed Networks net sales of EUR 1 759 million and Submarine Networks net sales of EUR 697 million.

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Financial tables, *unaudited*

NOKIA

## Cloud and Network Services

| EUR million | Q4'21 Comparable | Q4'21 Items affecting comparability | Q4'21 Reported | Q4'20 Comparable | Q4'20 Items affecting comparability | Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales** | **964** | **0** | **964** | **962** | **0** | **962** |
| **Gross profit** | **403** | **(14)** | **389** | **374** | **(115)** | **259** |
| *Gross margin %* | *41.8%* | | *40.4%* | *38.9%* | | *26.9%* |
| **Operating profit/(loss)** | **145** | **(10)** | **135** | **97** | **(160)** | **(63)** |
| *Operating margin %* | *15.0%* | | *14.0%* | *10.1%* | | *(6.5)%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (23) | (7) | (30) | (27) | (8) | (35) |
| Share of results of associated companies and joint ventures | 3 | 0 | 3 | 2 | 0 | 2 |
| EBITDA | 171 | (3) | 168 | 126 | (152) | (26) |

| EUR million | Q1–Q4'21 Comparable | Q1–Q4'21 Items affecting comparability | Q1–Q4'21 Reported | Q1–Q4'20 Comparable | Q1–Q4'20 Items affecting comparability | Q1–Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales** | **3 089** | **0** | **3 089** | **3 087** | **0** | **3 087** |
| **Gross profit** | **1 160** | **(51)** | **1 109** | **1 016** | **(171)** | **845** |
| *Gross margin %* | *37.6%* | | *35.9%* | *32.9%* | | *27.4%* |
| **Operating profit/(loss)** | **166** | **(86)** | **80** | **(67)** | **(267)** | **(334)** |
| *Operating margin %* | *5.4%* | | *2.6%* | *(2.2)%* | | *(10.8)%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (95) | (29) | (125) | (114) | (31) | (145) |
| Share of results of associated companies and joint ventures | 6 | 0 | 6 | 5 | 0 | 5 |
| EBITDA | 267 | (57) | 211 | 52 | (236) | (184) |

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Financial tables, *unaudited*

NOKIA

## Nokia Technologies

| | Q4'21 | | | Q4'20 | | |
|---|---|---|---|---|---|---|
| EUR million | Comparable | Items affecting comparability | Reported | Comparable | Items affecting comparability | Reported |
| **Net sales** | **368** | **0** | **368** | **382** | **0** | **382** |
| **Gross profit** | **367** | **0** | **367** | **380** | **0** | **380** |
| *Gross margin %* | *99.7%* | | *99.7%* | *99.5%* | | *99.5%* |
| **Operating profit** | **282** | **0** | **282** | **307** | **(1)** | **306** |
| *Operating margin %* | *76.6%* | | *76.6%* | *80.4%* | | *80.1%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (8) | 0 | (8) | (10) | 0 | (10) |
| Share of results of associated companies and joint ventures | 0 | 0 | 0 | 0 | 0 | 0 |
| EBITDA | 290 | 0 | 290 | 317 | (1) | 316 |

| | Q1–Q4'21 | | | Q1–Q4'20 | | |
|---|---|---|---|---|---|---|
| EUR million | Comparable | Items affecting comparability | Reported | Comparable | Items affecting comparability | Reported |
| **Net sales** | **1 502** | **0** | **1 502** | **1 402** | **0** | **1 402** |
| **Gross profit** | **1 497** | **0** | **1 496** | **1 393** | **(1)** | **1 392** |
| *Gross margin %* | *99.7%* | | *99.6%* | *99.4%* | | *99.3%* |
| **Operating profit** | **1 185** | **(1)** | **1 184** | **1 123** | **(3)** | **1 120** |
| *Operating margin %* | *78.9%* | | *78.8%* | *80.1%* | | *79.9%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (33) | 0 | (33) | (39) | 0 | (39) |
| Share of results of associated companies and joint ventures | (2) | 0 | (2) | 1 | 0 | 1 |
| EBITDA | 1 216 | (1) | 1 215 | 1 163 | (4) | 1 160 |

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Financial tables, *unaudited*

NOKIA

## Group Common and Other

| | Q4'21 | | | Q4'20 | | |
|---|---|---|---|---|---|---|
| EUR million | Comparable | Items affecting comparability | Reported | Comparable | Items affecting comparability | Reported |
| **Net sales** | **74** | **0** | **74** | **59** | **0** | **59** |
| **Gross (loss)** | **(3)** | **1** | **(3)** | **(2)** | **(3)** | **(5)** |
| *Gross margin %* | *(4.1)%* | | *(4.1)%* | *(3.4)%* | | *(8.5)%* |
| **Operating (loss)/profit** | **(38)** | **(33)** | **(71)** | **26** | **2** | **28** |
| *Operating margin %* | *(51.4)%* | | *(95.9)%* | *44.1%* | | *47.5%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (6) | 0 | (7) | (6) | 0 | (7) |
| Share of results of associated companies and joint ventures | 0 | 0 | 0 | (4) | 0 | (4) |
| EBITDA | (32) | (33) | (64) | 28 | 2 | 31 |

| | Q1–Q4'21 | | | Q1–Q4'20 | | |
|---|---|---|---|---|---|---|
| EUR million | Comparable | Items affecting comparability | Reported | Comparable | Items affecting comparability | Reported |
| **Net sales** | **257** | **0** | **257** | **269** | **0** | **269** |
| **Gross (loss)/profit** | **(13)** | **0** | **(13)** | **7** | **(8)** | **(1)** |
| *Gross margin %* | *(5.1)%* | | *(5.1)%* | *2.6%* | | *(0.4)%* |
| **Operating loss** | **(125)** | **(44)** | **(169)** | **(251)** | **(7)** | **(258)** |
| *Operating margin %* | *(48.6)%* | | *(65.8)%* | *(93.3)%* | | *(95.9)%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (30) | (1) | (31) | (25) | (1) | (26) |
| Share of results of associated companies and joint ventures | 0 | 0 | 0 | (5) | 0 | (5) |
| EBITDA | (95) | (43) | (138) | (231) | (6) | (237) |

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Financial tables, *unaudited*

NOKIA

## Nokia Group

| EUR million | Q4'21 Comparable | Q4'21 Items affecting comparability | Q4'21 Reported | Q4'20 Comparable | Q4'20 Items affecting comparability | Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales** | **6 414** | **0** | **6 414** | **6 554** | **(1)** | **6 553** |
| **Gross profit** | **2 571** | **(37)** | **2 534** | **2 724** | **(171)** | **2 553** |
| *Gross margin %* | *40.1%* | | *39.5%* | *41.6%* | | *39.0%* |
| **Operating profit** | **908** | **(168)** | **740** | **1 056** | **(615)** | **441** |
| *Operating margin %* | *14.2%* | | *11.5%* | *16.1%* | | *6.7%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (178) | (99) | (277) | (180) | (99) | (279) |
| Share of results of associated companies and joint ventures | 21 | 0 | 21 | 20 | 0 | 20 |
| EBITDA | 1 107 | (69) | 1 038 | 1 256 | (516) | 740 |

| EUR million | Q1–Q4'21 Comparable | Q1–Q4'21 Items affecting comparability | Q1–Q4'21 Reported | Q1–Q4'20 Comparable | Q1–Q4'20 Items affecting comparability | Q1–Q4'20 Reported |
|---|---|---|---|---|---|---|
| **Net sales** | **22 202** | **0** | **22 202** | **21 854** | **(2)** | **21 852** |
| **Gross profit** | **8 965** | **(131)** | **8 834** | **8 509** | **(316)** | **8 193** |
| *Gross margin %* | *40.4%* | | *39.8%* | *38.9%* | | *37.5%* |
| **Operating profit** | **2 775** | **(617)** | **2 158** | **2 081** | **(1 196)** | **885** |
| *Operating margin %* | *12.5%* | | *9.7%* | *9.5%* | | *4.0%* |
| **Other segment items** | | | | | | |
| Depreciation and amortization | (704) | (391) | (1 095) | (725) | (407) | (1 132) |
| Share of results of associated companies and joint ventures | 9 | 0 | 9 | 22 | 0 | 22 |
| EBITDA | 3 488 | (226) | 3 262 | 2 828 | (789) | 2 039 |

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## Reconciliation of the segments to the Group

| | Q4'21 | | | Q1–Q4'21 | | |
|---|---|---|---|---|---|---|
| EUR million | Comparable | Items affecting comparability | Reported | Comparable | Items affecting comparability | Reported |
| **Net sales** | | | | | | |
| Mobile Networks | 2 761 | 0 | 2 761 | 9 717 | 0 | 9 717 |
| Network Infrastructure | 2 254 | 0 | 2 254 | 7 674 | 0 | 7 674 |
| Cloud and Network Services | 964 | 0 | 964 | 3 089 | 0 | 3 089 |
| Nokia Technologies | 368 | 0 | 368 | 1 502 | 0 | 1 502 |
| Group Common and Other | 74 | 0 | 74 | 257 | 0 | 257 |
| **Segment total** | **6 421** | **0** | **6 421** | **22 239** | **0** | **22 239** |
| Eliminations | (7) | 0 | (7) | (37) | 0 | (37) |
| **Nokia Group** | **6 414** | **0** | **6 414** | **22 202** | **0** | **22 202** |
| **Gross profit/(loss)** | | | | | | |
| Mobile Networks | 1 037 | (14) | 1 023 | 3 637 | (56) | 3 581 |
| Network Infrastructure | 767 | (10) | 758 | 2 684 | (23) | 2 661 |
| Cloud and Network Services | 403 | (14) | 389 | 1 160 | (51) | 1 109 |
| Nokia Technologies | 367 | 0 | 367 | 1 497 | 0 | 1 496 |
| Group Common and Other | (3) | 1 | (3) | (13) | 0 | (13) |
| **Segment total** | **2 571** | **(37)** | **2 534** | **8 965** | **(131)** | **8 834** |
| **Nokia Group** | **2 571** | **(37)** | **2 534** | **8 965** | **(131)** | **8 834** |
| **Operating profit/(loss)** | | | | | | |
| Mobile Networks | 270 | (32) | 238 | 765 | (128) | 637 |
| Network Infrastructure | 248 | (93) | 156 | 784 | (358) | 426 |
| Cloud and Network Services | 145 | (10) | 135 | 166 | (86) | 80 |
| Nokia Technologies | 282 | 0 | 282 | 1 185 | (1) | 1 184 |
| Group Common and Other | (38) | (33) | (71) | (125) | (44) | (169) |
| **Segment total** | **908** | **(168)** | **740** | **2 775** | **(617)** | **2 158** |
| **Nokia Group** | **908** | **(168)** | **740** | **2 775** | **(617)** | **2 158** |

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NOKIA
Financial tables, *unaudited*

| | Q4'20 | | | Q1–Q4'20 | | |
|---|---|---|---|---|---|---|
| EUR million | Comparable | Items affecting comparability | Reported | Comparable | Items affecting comparability | Reported |
| **Net sales** | | | | | | |
| Mobile Networks | 3 181 | 0 | 3 180 | 10 398 | (1) | 10 397 |
| Network Infrastructure | 1 980 | 0 | 1 979 | 6 736 | 0 | 6 736 |
| Cloud and Network Services | 962 | 0 | 962 | 3 087 | 0 | 3 087 |
| Nokia Technologies | 382 | 0 | 382 | 1 402 | 0 | 1 402 |
| Group Common and Other | 59 | 0 | 59 | 269 | 0 | 269 |
| **Segment total** | **6 564** | **0** | **6 562** | **21 892** | **(1)** | **21 891** |
| Eliminations | (8) | 0 | (8) | (38) | 0 | (38) |
| **Nokia Group** | **6 554** | **(1)** | **6 553** | **21 854** | **(2)** | **21 852** |
| **Gross profit/(loss)** | | | | | | |
| Mobile Networks | 1 256 | (24) | 1 232 | 3 732 | (69) | 3 663 |
| Network Infrastructure | 715 | (30) | 685 | 2 361 | (69) | 2 292 |
| Cloud and Network Services | 374 | (115) | 259 | 1 016 | (171) | 845 |
| Nokia Technologies | 380 | 0 | 380 | 1 393 | (1) | 1 392 |
| Group Common and Other | (2) | (3) | (5) | 7 | (8) | (1) |
| **Segment total** | **2 724** | **(171)** | **2 553** | **8 509** | **(316)** | **8 193** |
| **Nokia Group** | **2 724** | **(171)** | **2 553** | **8 509** | **(316)** | **8 193** |
| **Operating profit/(loss)** | | | | | | |
| Mobile Networks | 415 | (142) | 273 | 818 | (303) | 515 |
| Network Infrastructure | 211 | (313) | (102) | 457 | (615) | (158) |
| Cloud and Network Services | 97 | (160) | (63) | (67) | (267) | (334) |
| Nokia Technologies | 307 | (1) | 306 | 1 123 | (3) | 1 120 |
| Group Common and Other | 26 | 2 | 28 | (251) | (7) | (258) |
| **Segment total** | **1 056** | **(615)** | **441** | **2 081** | **(1 196)** | **885** |
| **Nokia Group** | **1 056** | **(615)** | **441** | **2 081** | **(1 196)** | **885** |

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NOKIA

# 3. NET SALES

## Net sales by region

| EUR million | Q4'21 | Q4'20[1] | YoY change | Q1–Q4'21 | Q1–Q4'20[1] | YoY change |
|---|---|---|---|---|---|---|
| Asia Pacific | 712 | 806 | (12)% | 2 562 | 2 742 | (7)% |
| Europe | 1 940 | 1 789 | 8% | 6 635 | 6 427 | 3% |
| Greater China | 406 | 459 | (12)% | 1 545 | 1 510 | 2% |
| India | 250 | 294 | (15)% | 1 039 | 954 | 9% |
| Latin America | 350 | 330 | 6% | 1 226 | 1 070 | 15% |
| Middle East & Africa | 610 | 570 | 7% | 1 915 | 1 981 | (3)% |
| North America | 2 146 | 2 304 | (7)% | 7 280 | 7 168 | 2% |
| Total | 6 414 | 6 553 | (2)% | 22 202 | 21 852 | 2% |

[1]In the first quarter of 2021, Nokia aligned how it externally reports financial information on a regional basis with its internal reporting structure. As a result, India which was earlier presented as part of Asia Pacific region is presented as a separate region. In addition, certain countries are now presented as part of a different region. The comparative net sales by region amounts for Q4'20 and Q1–Q4´20 have been recast accordingly.

## Net sales by customer type

| EUR million | Q4'21 | Q4'20 | YoY change | Q1–Q4'21 | Q1–Q4'20 | YoY change |
|---|---|---|---|---|---|---|
| Communication service providers | 5 238 | 5 393 | (3)% | 17 977 | 17 954 | 0% |
| Enterprise | 495 | 502 | (1)% | 1 575 | 1 571 | 0% |
| Licensees | 368 | 382 | (4)% | 1 502 | 1 402 | 7% |
| Other[1] | 312 | 277 | 13% | 1 148 | 925 | 24% |
| Total | 6 414 | 6 553 | (2)% | 22 202 | 21 852 | 2% |

[1]Includes net sales of Submarine Networks which operates in a different market, and Radio Frequency Systems (RFS), which is being managed as a separate entity, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Submarine Networks and RFS net sales include also revenue from communication service providers and enterprise customers.

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# 4. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and other post-employment benefit plans, providing retirement healthcare benefits and life insurance coverage. Nokia remeasures all pension and post-retirement plan assets and obligations annually, as of 31 December, through valuations performed by external actuaries. As of 31 December 2021, the weighted average discount rates used in remeasurement of the most significant plans were as follows (comparatives as of 31 December 2020): U.S. Pension 2.40% (1.94%), U.S. Opeb 2.42% (1.97%), Germany 0.87% (0.35%) and U.K. 1.87% (1.26%).

The funded status of Nokia's defined benefit plans (before the effect of the asset ceiling) increased from EUR 4 184 million, or 118.5%, as of 30 September 2021 to EUR 4 424 million, or 119.5% as of 31 December 2021. During the quarter the global defined benefit plan asset portfolio was invested approximately 69% in fixed income, 5% in equities and 26% in other asset classes, mainly private equity and real estate. Market conditions for financial assets have continued to stabilize after COVID-19 related stress in 2020. Should there be another increase in financial market volatility, fair values of pension assets may fluctuate in future quarters.

## Change in pension and post-employment net asset/(liability)

| | 31 December 2021 | | | 31 December 2020 | | |
|---|---|---|---|---|---|---|
| EUR million | Pensions[1] | US Opeb | Total | Pensions[1] | US Opeb | Total |
| **Net asset/(liability) recognized 1 January** | **2 572** | **(1 580)** | **992** | **2 348** | **(1 861)** | **487** |
| Recognized in income statement | (128) | (29) | (157) | (196) | 43 | (153) |
| Recognized in other comprehensive income | 2 906 | 134 | 3 040 | 707 | (83) | 624 |
| Contributions and benefits paid | 177 | (6) | 171 | 186 | 6 | 192 |
| Exchange differences and other movements[2] | 61 | 225 | 286 | (473) | 315 | (158) |
| **Net asset/(liability) recognized at the end of the period** | **5 588** | **(1 256)** | **4 332** | **2 572** | **(1 580)** | **992** |

[1]Includes pensions, retirement indemnities and other post-employment plans.

[2]Includes Section 420 transfers, medicare subsidies, and other transfers.

## Funded status

| EUR million | 31 December 2021 | 30 September 2021 | 30 June 2021 | 31 March 2021 | 31 December 2020 |
|---|---|---|---|---|---|
| Defined benefit obligation[1] | (22 704) | (22 632) | (22 599) | (22 630) | (23 501) |
| Fair value of plan assets[1] | 27 128 | 26 816 | 26 219 | 25 824 | 25 688 |
| **Funded status** | **4 424** | **4 184** | **3 620** | **3 194** | **2 187** |
| Effects of asset ceiling[2] | (92) | (90) | (1 459) | (1 368) | (1 195) |
| **Net asset recognized at the end of the period** | **4 332** | **4 094** | **2 161** | **1 826** | **992** |

[1]The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for each quarter in 2020 to reflect the timing of US benefit payments.

[2]In the third quarter of 2021, Nokia modified the terms of its US defined benefit pension plans. As a result of the modification, Nokia recognized a reduction in the effect of the asset ceiling of EUR 1 396 million.

3 February 2022 37

3 February 2022 38 Financial tables, unaudited 5. DEFERRED TAXES Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. As of 31 December 2021, Nokia has recognized deferred tax assets of EUR 1.3 billion (EUR 1.8 billion as of 31 December 2020). In addition, as of 31 December 2021, Nokia has unrecognized deferred tax assets of approximately EUR 8 billion (EUR 8 billion as of 31 December 2020), the majority of which relate to France (approximately EUR 4 billion) and Finland (approximately EUR 3 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities. Nokia continually evaluates the probability of utilizing its deferred tax assets and considers both positive and negative evidence in its assessment. At 31 December 2020, Nokia concluded based on its assessment that it is not probable that it will be able to utilize the unused tax losses, unused tax credits and deductible temporary differences in Finland in the foreseeable future. This assessment was done primarily based on the historical performance. Consequently, Nokia derecognized EUR 2 918 million deferred tax assets related to Finland. At 31 December 2021, Nokia continues to conclude that such utilization is not probable. When an entity has incurred losses in recent years in a certain jurisdiction, additional caution should be exercised before a deferred tax asset is recognized. The entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Positive evidence of future taxable profits may be assigned less weight in assessing the appropriateness of recording a deferred tax asset when there is other negative evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available. In 2021, Nokia generated accounting and taxable profit in Finland and there were improvements in financial performance compared to the previous periods. At 31 December 2021, Nokia does not consider that it has generated an established pattern of sufficient tax profitability to conclude that it is probable that Nokia will be able to utilize the deferred tax assets in Finland. This conclusion is based on the weighting of objective negative evidence against more subjective positive evidence. The primary factors in this weighting were the more objective record of a pattern of financial performance compared to the more inherently subjective expectations regarding future financial performance in Finland. Nokia continues to assess the realizability of deferred tax assets including in particular its actual profit record and may re-recognize deferred tax assets related to Finland where a clear pattern of tax profitability can be established.

Financial tables, *unaudited*

NOKIA

## 6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services, and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to Note 2, Significant accounting policies and Note 24, Fair value of financial instruments, in the consolidated financial statements for 2020. Items carried at fair value in the following table are measured at fair value on a recurring basis.

| EUR million | Carrying amounts | | | | | | | | Fair value |
|---|---|---|---|---|---|---|---|---|---|
| | Amortized cost | Fair value through profit or loss | | | Fair value through other comprehensive income | | | | |
| 31 December 2021 | | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 | Total | Total |
| Non-current financial investments | 0 | 8 | 0 | 750 | 0 | 0 | 0 | 758 | 758 |
| Other non-current financial assets | 130 | 0 | 101 | 0 | 0 | 94 | 0 | 325 | 325 |
| Other current financial assets including derivatives | 115 | 0 | 200 | 0 | 0 | 21 | 0 | 336 | 336 |
| Trade receivables | 0 | 0 | 0 | 0 | 0 | 5 382 | 0 | 5 382 | 5 382 |
| Current financial investments | 526 | 0 | 2 051 | 0 | 0 | 0 | 0 | 2 577 | 2 577 |
| Cash and cash equivalents | 4 627 | 0 | 2 064 | 0 | 0 | 0 | 0 | 6 691 | 6 691 |
| **Total financial assets** | 5 398 | 8 | 4 416 | 750 | 0 | 5 497 | 0 | 16 069 | 16 069 |
| Long-term interest-bearing liabilities | 4 537 | 0 | 0 | 0 | 0 | 0 | 0 | 4 537 | 4 775 |
| Other long-term financial liabilities | 0 | 0 | 0 | 68 | 0 | 0 | 0 | 68 | 68 |
| Short-term interest-bearing liabilities | 116 | 0 | 0 | 0 | 0 | 0 | 0 | 116 | 116 |
| Other short-term financial liabilities including derivatives | 0 | 0 | 240 | 522 | 0 | 0 | 0 | 762 | 762 |
| Discounts without performance obligations | 479 | 0 | 0 | 0 | 0 | 0 | 0 | 479 | 479 |
| Trade payables | 3 679 | 0 | 0 | 0 | 0 | 0 | 0 | 3 679 | 3 679 |
| **Total financial liabilities** | 8 811 | 0 | 240 | 590 | 0 | 0 | 0 | 9 641 | 9 879 |

| EUR million | Carrying amounts | | | | | | | | Fair value |
|---|---|---|---|---|---|---|---|---|---|
| | Amortized cost | Fair value through profit or loss | | | Fair value through other comprehensive income | | | | |
| 31 December 2020 | | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 | Total | Total |
| Non-current financial investments | 0 | 31 | 0 | 714 | 0 | 0 | 0 | 745 | 745 |
| Other non-current financial assets | 115 | 0 | 99 | 5 | 0 | 87 | 0 | 306 | 306 |
| Other current financial assets including derivatives | 22 | 0 | 169 | 8 | 0 | 15 | 0 | 214 | 214 |
| Trade receivables | 0 | 0 | 0 | 0 | 0 | 5 503 | 0 | 5 503 | 5 503 |
| Current financial investments | 134 | 0 | 882 | 0 | 0 | 105 | 0 | 1 121 | 1 121 |
| Cash and cash equivalents | 4 333 | 0 | 2 607 | 0 | 0 | 0 | 0 | 6 940 | 6 940 |
| **Total financial assets** | 4 604 | 31 | 3 757 | 727 | 0 | 5 710 | 0 | 14 829 | 14 829 |
| Long-term interest-bearing liabilities | 5 015 | 0 | 0 | 0 | 0 | 0 | 0 | 5 015 | 5 140 |
| Other long-term financial liabilities | 0 | 0 | 0 | 19 | 0 | 0 | 0 | 19 | 19 |
| Short-term interest-bearing liabilities | 561 | 0 | 0 | 0 | 0 | 0 | 0 | 561 | 561 |
| Other short-term financial liabilities including derivatives | 0 | 0 | 318 | 420 | 0 | 0 | 0 | 738 | 738 |
| Discounts without performance obligations | 747 | 0 | 0 | 0 | 0 | 0 | 0 | 747 | 747 |
| Trade payables | 3 174 | 0 | 0 | 0 | 0 | 0 | 0 | 3 174 | 3 174 |
| **Total financial liabilities** | 9 497 | 0 | 318 | 439 | 0 | 0 | 0 | 10 254 | 10 379 |

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques with unobservable inputs, where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

| EUR million | Level 3 Financial Assets | Level 3 Financial Liabilities |
|---|---|---|
| **Balance as of 31 December 2020** | 727 | (439) |
| Net gains/(losses) in income statement | 177 | (107) |
| Acquisitions through business combination | 0 | (48) |
| Additions | 69 | 0 |
| Deductions | (218) | 7 |
| Transfers out of level 3 | (7) | 0 |
| Other movements | 2 | (3) |
| **Balance as of 31 December 2021** | 750 | (590) |

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 85 million (net gain of EUR 102 million in 2020) related to level 3 financial instruments held at 31 December 2021 was included in the profit and loss during 2021.

3 February 2022 39

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NOKIA

## 7. PROVISIONS

| EUR million | Restructuring | Warranty | Litigation | Environmental | Project losses | Divestment-related | Material liability | Other[1] | Total |
|---|---|---|---|---|---|---|---|---|---|
| **As of 1 January 2021** | 441 | 220 | 73 | 113 | 276 | 49 | 130 | 230 | 1 532 |
| Translation differences | 1 | 1 | 2 | 8 | 3 | 0 | 0 | 14 | 29 |
| Reclassification | (5) | 0 | (1) | 0 | 0 | (12) | 0 | 70 | 52 |
| Charged to income statement | | | | | | | | | |
| *Additions* | *221* | *197* | *81* | *36* | *22* | *12* | *35* | *141* | *745* |
| *Reversals* | *(38)* | *(17)* | *(20)* | *(1)* | *(3)* | *(3)* | *(36)* | *(27)* | *(145)* |
| Total charged to income statement | 183 | 180 | 61 | 35 | 19 | 9 | (1) | 114 | 600 |
| Utilized during period[2] | (308) | (147) | (33) | (7) | (63) | 0 | (40) | (46) | (644) |
| **As of 31 December 2021** | 312 | 254 | 102 | 149 | 235 | 46 | 89 | 382 | 1 569 |
| **Non-current** | 156 | 19 | 14 | 133 | 124 | 43 | 13 | 143 | 645 |
| **Current** | 156 | 235 | 88 | 16 | 111 | 3 | 76 | 239 | 924 |

[1]Other provisions include provisions for various obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations.

[2]The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 69 million remained in accrued expenses as of 31 December 2021.

3 February 2022

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Financial tables, *unaudited*

NOKIA

# 8. INTEREST-BEARING LIABILITIES

| Issuer/borrower | Instrument | Currency | Nominal (million) | Final maturity | Carrying amount (EUR million) | |
|---|---|---|---|---|---|---|
| | | | | | 31 December 2021 | 31 December 2020 |
| Nokia Corporation | 1.00% Senior Notes[1] | EUR | 350 | March 2021 | 0 | 350 |
| Nokia Corporation | 3.375% Senior Notes[2] | USD | 500 | June 2022 | 0 | 417 |
| Nokia Corporation | 2.00% Senior Notes | EUR | 750 | March 2024 | 759 | 762 |
| Nokia Corporation | EIB R&D Loan | EUR | 500 | February 2025 | 500 | 500 |
| Nokia Corporation | NIB R&D Loan[3] | EUR | 250 | May 2025 | 250 | 250 |
| Nokia Corporation | 2.375% Senior Notes | EUR | 500 | May 2025 | 497 | 497 |
| Nokia Corporation | 2.00% Senior Notes | EUR | 750 | March 2026 | 760 | 762 |
| Nokia Corporation | 4.375% Senior Notes | USD | 500 | June 2027 | 464 | 448 |
| Nokia of America Corporation | 6.50% Senior Notes | USD | 74 | January 2028 | 66 | 61 |
| Nokia Corporation | 3.125% Senior Notes | EUR | 500 | May 2028 | 497 | 497 |
| Nokia of America Corporation | 6.45% Senior Notes | USD | 206 | March 2029 | 183 | 169 |
| Nokia Corporation | 6.625% Senior Notes | USD | 500 | May 2039 | 553 | 541 |
| Nokia Corporation and various subsidiaries | Other liabilities | | | | 124 | 322 |
| **Total** | | | | | 4 653 | 5 576 |

[1]Nokia redeemed EUR 350 million of the 1.00% Senior Notes due March 2021 in February 2021.

[2]Nokia redeemed USD 500 million of the 3.375% Senior Notes due June 2022 in December 2021.

[3]The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025.

### Significant credit facilities and funding programs

| Financing arrangement | Committed / uncommitted | Currency | Nominal (million) | Utilized (million) | |
|---|---|---|---|---|---|
| | | | | 31 December 2021 | 31 December 2020 |
| Revolving Credit Facility[1] | Committed | EUR | 1 500 | 0 | 0 |
| Finnish Commercial Paper Programme | Uncommitted | EUR | 750 | 0 | 0 |
| Euro-Commercial Paper Programme | Uncommitted | EUR | 1 500 | 0 | 0 |
| Euro Medium Term Note Programme[2] | Uncommitted | EUR | 5 000 | 2 500 | 2 850 |

[1]Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2021. Subsequent to the extension, the facility has its maturity in June 2026, except for EUR 88 million having its maturity in June 2024.

[2]All euro-denominated bonds have been issued under the Euro Medium Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

3 February 2022 41

NOKIA
Financial tables, *unaudited*

## 9. COMMITMENTS, CONTINGENCIES AND LEGAL PROCEEDINGS

| EUR million | 31 December 2021 | 31 December 2020 |
|---|---|---|
| **Contingent liabilities on behalf of Group companies** | | |
| Guarantees issued by financial institutions | | |
| Commercial guarantees | 1 281 | 1 107 |
| Non-commercial guarantees | 442 | 450 |
| Corporate guarantees | | |
| Commercial guarantees | 457 | 453 |
| Non-commercial guarantees | 35 | 53 |
| **Financing commitments** | | |
| Customer finance commitments | 21 | 180 |
| Venture fund commitments | 137 | 189 |
| **Other contingent liabilities and financing commitments**[1] | | |
| Other guarantees and financing commitments | 4 | 11 |

[1]Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. Refer to Note 30, Commitments, contingencies and legal proceedings, in the consolidated financial statements for 2020.

The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management's expected outcomes.

### Intellectual property rights litigations

In 2019 and 2020, Nokia filed patent infringement lawsuits against Lenovo in four countries, including United States, regarding 19 Nokia patents used in Lenovo's products. Lenovo responded with counterclaims and nullity proceedings, and in 2020, Lenovo filed an action in the United States against Nokia alleging breach of RAND obligations and other claims. In the first quarter of 2021, Nokia concluded a multi-year, multi-technology patent cross-license agreement with Lenovo. The agreement resolves all pending patent litigation and other proceedings between the two parties, in all jurisdictions. Under the agreement, Lenovo will make a net balancing payment to Nokia.

In 2019, Nokia commenced patent infringement proceedings against Daimler in Germany regarding ten Nokia patents relevant to the 3G and 4G cellular standards used in Daimler's connected cars. In 2020, one of the cases was referred to the Court of Justice of the European Union on questions relating to standard essential patent litigation. In the second quarter of 2021, Nokia and Daimler announced that they have signed a patent licensing agreement under which Nokia licenses mobile telecommunications technology to Daimler and receives payment in return. The parties have agreed to settle all pending litigation between Daimler and Nokia, including the complaint by Daimler against Nokia to the European Commission. Invalidation actions brought by Daimler's suppliers and their respective complaints to the European Commission regarding Nokia's licensing practice continue.

In the third quarter of 2021, Nokia commenced patent infringement proceedings against Oppo, OnePlus and Realme in several countries in Asia and Europe. Across these actions, more than 30 patents are in suit, covering a mix of cellular standards and technologies such as connectivity, user interface and security. Oppo responded by filing invalidation actions against certain Nokia patents, a number of patent infringement actions against Nokia equipment in Germany and China and actions in China against Nokia relating to standard essential patent licensing issues.

3 February 2022
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Financial tables, *unaudited*

NOKIA

# 10. PERFORMANCE MEASURES

Certain financial measures presented in this interim report are not measures of financial performance, financial position or cash flows defined in IFRS, and therefore may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of Nokia and believes that these measures provide meaningful supplemental information on the underlying business performance. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The following tables provide summarized information on the performance measures included in this interim report as well as reconciliations of the performance measures to the amounts presented in the financial statements.

| Performance measure | Definition | Purpose |
|---|---|---|
| Comparable measures | Comparable measures exclude intangible asset amortization and other purchase price fair value adjustments, goodwill impairments, restructuring related charges and certain other items affecting comparability. Reconciliation of reported and comparable consolidated statement of income is presented below. | We believe that our comparable results provide meaningful supplemental information to both management and investors regarding Nokia's underlying business performance by excluding certain items of income and expenses that may not be indicative of Nokia's business operating results. Comparable operating profit is used also in determining management remuneration. |
| Constant currency net sales / Net sales adjusted for currency fluctuations | When net sales are reported on a constant currency basis / adjusted for currency fluctuations, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency net sales / net sales adjusted for currency fluctuations exclude the impact of changes in exchange rates during the current period in comparison to euro. | We provide additional information on net sales on a constant currency basis / adjusted for currency fluctuations in order to better reflect the underlying business performance. |
| Comparable return on invested capital (ROIC) | Comparable operating profit after tax, last four quarters / Invested capital, average of last five quarters' ending balances. Calculation of comparable return on invested capital is presented below. | Comparable return on invested capital is used to measure how efficiently Nokia uses its capital to generate profits from its operations. |
| Comparable operating profit after tax | Comparable operating profit - (comparable operating profit x (-comparable income tax expense / comparable profit before tax)) | Comparable operating profit after tax indicates the profitability of Nokia's underlying business operations after deducting the income tax impact. We use comparable operating profit after tax to calculate comparable return on invested capital. |
| Invested capital | Total equity + total interest-bearing liabilities - total cash and current financial investments | Invested capital indicates the book value of capital raised from equity and debt instrument holders less cash and liquid assets held by Nokia. We use invested capital to calculate comparable return on invested capital. |
| Total cash and current financial investments ("Total cash") | Total cash and current financial investments consist of cash and cash equivalents and current financial investments. | Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders. |
| Net cash and current financial investments ("Net cash") | Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Reconciliation of net cash and current financial investments to the amounts in the consolidated statement of financial position is presented below. | Net cash and current financial investments is used to indicate Nokia's liquidity position after cash required to settle the interest-bearing liabilities. |
| Free cash flow | Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Reconciliation of free cash flow to the amounts in the consolidated statement of cash flows is presented below. | Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. |
| Capital expenditure | Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). | We use capital expenditure to describe investments in profit generating activities in the future. |
| Recurring/One-time measures | Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future. | We use recurring/one-time measures to improve comparability between financial periods. |
| EBITDA | Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures. | We use EBITDA as a measure of Nokia's operating performance. |
| Adjusted profit/(loss) | Adjusted profit/(loss) equals the cash from operations before changes in net working capital subtotal in the consolidated statement of cash flows. | We use adjusted profit/(loss) to provide a structured presentation when describing the cash flows. |
| Recurring annual cost savings | Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature. | We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan. |
| Restructuring and associated charges, liabilities and cash outflows | Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities. | We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities. |

3 February 2022 43

Financial tables, *unaudited*

NOKIA

# Comparable to reported reconciliation

**Q4'21**

| EUR million | Net sales | Cost of sales | Research and development expenses | Selling, general and administrative expenses | Other operating income and expenses | **Operating profit** | Financial income and expenses | Income tax (expense)/ benefit | **Profit from continuing operations** |
|---|---|---|---|---|---|---|---|---|---|
| **Comparable** | **6 414** | **(3 843)** | **(1 092)** | **(659)** | **88** | **908** | **(38)** | **(159)** | **731** |
| Amortization of acquired intangible assets | | | (15) | (84) | | **(99)** | | 18 | **(82)** |
| Restructuring and associated charges | | (33) | (5) | (12) | (2) | **(52)** | | | **(52)** |
| Gain on sale of fixed assets | | | | | 30 | **30** | | | **30** |
| Change in provisions related to past acquisitions | | | | | (26) | **(26)** | | | **(26)** |
| Impairment and write-off of assets, net of reversals | | (5) | (7) | (2) | | **(13)** | | | **(13)** |
| Fair value losses on legacy IPR fund | | | | | (7) | **(7)** | | | **(7)** |
| Costs associated with contract exit | | 1 | | | | **1** | | | **1** |
| Divestment of businesses | | | | | (1) | **(1)** | | | **(1)** |
| Loss allowance on customer financing loan | | | | | | **0** | (32) | | **(32)** |
| Change in financial liability to acquire NSB non-controlling interest | | | | | | **0** | 2 | | **2** |
| Prior year tax benefit related to past operating model integration | | | | | | **0** | | 69 | **69** |
| Changes in the recognition of deferred tax assets | | | | | | **0** | | 61 | **61** |
| Items affecting comparability | 0 | (37) | (26) | (98) | (6) | **(168)** | (30) | 148 | **(50)** |
| **Reported** | **6 414** | **(3 880)** | **(1 118)** | **(758)** | **82** | **740** | **(68)** | **(11)** | **682** |

**Q4'20**

| EUR million | Net sales | Cost of sales | Research and development expenses | Selling, general and administrative expenses | Other operating income and expenses | **Operating profit** | Financial income and expenses | Income tax (expense)/ benefit | **Profit from continuing operations** |
|---|---|---|---|---|---|---|---|---|---|
| **Comparable** | **6 554** | **(3 830)** | **(1 010)** | **(670)** | **11** | **1 056** | **(13)** | **(279)** | **784** |
| Amortization of acquired intangible assets | | | (14) | (85) | | **(99)** | | 20 | **(79)** |
| Restructuring and associated charges | | (164) | (114) | (36) | | **(314)** | | 63 | **(251)** |
| Impairment and write-off of assets, net of reversals | | (6) | (7) | (3) | (200) | **(216)** | | 3 | **(212)** |
| Transaction and related costs, including integration costs | | | | 12 | | **12** | | (2) | **9** |
| Costs associated with contract exit | | | | 4 | | **4** | | (1) | **3** |
| Release of acquisition-related fair value adjustments to deferred revenue and inventory | (1) | | | | | **(1)** | | | **0** |
| Divestment of businesses | | (1) | | | | **(1)** | | | **(1)** |
| Loss allowance on customer financing loan | | | | | | **0** | (58) | 12 | **(46)** |
| Change in financial liability to acquire NSB non-controlling interest | | | | | | **0** | 41 | | **41** |
| Changes in the recognition of deferred tax assets | | | | | | **0** | | (2 947) | **(2 947)** |
| Items affecting comparability | (1) | (171) | (136) | (108) | (200) | **(615)** | (17) | (2 852) | **(3 484)** |
| **Reported** | **6 553** | **(4 000)** | **(1 145)** | **(777)** | **(189)** | **441** | **(29)** | **(3 131)** | **(2 700)** |

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NOKIA

Financial tables, *unaudited*

| Q1–Q4'21<br>EUR million | Net sales | Cost of sales | Research and development expenses | Selling, general and administrative expenses | Other operating income and expenses | **Operating profit** | Financial income and expenses | Income tax (expense)/ benefit | **Profit from continuing operations** |
|---|---|---|---|---|---|---|---|---|---|
| **Comparable** | **22 202** | **(13 237)** | **(4 084)** | **(2 379)** | **273** | **2 775** | **(176)** | **(500)** | **2 109** |
| Amortization of acquired intangible assets | | | (56) | (335) | | **(391)** | | 80 | **(312)** |
| Restructuring and associated charges | | (121) | (62) | (74) | (6) | **(263)** | | | **(263)** |
| Impairment and write-off of assets, net of reversals | | (9) | (12) | (3) | (21) | **(45)** | | | **(45)** |
| Settlement of legal disputes | | | | | 80 | **80** | | | **80** |
| Gain on sale of fixed assets | | | | | 53 | **53** | | | **53** |
| Change in provisions related to past acquisitions | | | | | (26) | **(26)** | | | **(26)** |
| Fair value losses on legacy IPR fund | | | | | (23) | **(23)** | | | **(23)** |
| Divestment of businesses | | | | | (1) | **(1)** | | | **(1)** |
| Change in financial liability to acquire NSB non-controlling interest | | | | | | **0** | (33) | | **(33)** |
| Loss allowance on customer financing loan | | | | | | **0** | (32) | | **(32)** |
| Prior year tax benefit related to past operating model integration | | | | | | **0** | | 69 | **69** |
| Changes in the recognition of deferred tax assets | | | | | | **0** | | 61 | **61** |
| Deferred tax benefit due to tax rate changes | | | | | | **0** | | 17 | **17** |
| Items affecting comparability | 0 | (131) | (130) | (413) | 56 | **(617)** | (65) | 228 | **(454)** |
| **Reported** | **22 202** | **(13 368)** | **(4 214)** | **(2 792)** | **330** | **2 158** | **(241)** | **(272)** | **1 654** |

| Q1–Q4'20<br>EUR million | Net sales | Cost of sales | Research and development expenses | Selling, general and administrative expenses | Other operating income and expenses | **Operating profit** | Financial income and expenses | Income tax (expense)/ benefit | **Profit from continuing operations** |
|---|---|---|---|---|---|---|---|---|---|
| **Comparable** | **21 854** | **(13 345)** | **(3 817)** | **(2 489)** | **(122)** | **2 081** | **(184)** | **(481)** | **1 437** |
| Amortization of acquired intangible assets | | | (57) | (350) | | **(407)** | | 89 | **(318)** |
| Restructuring and associated charges | | (393) | (190) | (68) | | **(651)** | | 129 | **(522)** |
| Impairment and write-off of assets, net of reversals | | (12) | (24) | (5) | (200) | **(241)** | | 9 | **(232)** |
| Gain on defined benefit plan amendment | | 90 | | | | **90** | | (18) | **72** |
| Transaction and related costs, including integration costs | | | | 11 | | **11** | | (2) | **8** |
| Costs associated with contract exit | | | | 4 | | **5** | | (1) | **4** |
| Release of acquisition-related fair value adjustments to deferred revenue and inventory | (2) | | | | | **(2)** | | 1 | **(2)** |
| Gain on sale of fixed assets | | 1 | 1 | | | **2** | | | **1** |
| Divestment of businesses | | (1) | | | (1) | **(2)** | | | **(1)** |
| Change in financial liability to acquire NSB non-controlling interest | | | | | | **0** | 79 | | **79** |
| Loss allowance on customer financing loan | | | | | | **0** | (58) | 12 | **(46)** |
| Changes in the recognition of deferred tax assets | | | | | | **0** | | (2 947) | **(2 947)** |
| Legal entity restructuring | | | | | | **0** | | (45) | **(45)** |
| Items affecting comparability | (2) | (314) | (270) | (408) | (201) | **(1 196)** | 21 | (2 774) | **(3 950)** |
| **Reported** | **21 852** | **(13 659)** | **(4 087)** | **(2 898)** | **(323)** | **885** | **(164)** | **(3 256)** | **(2 513)** |

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Financial tables, *unaudited*

NOKIA

## Net cash and current financial investments

| EUR million | 31 December 2021 | 30 September 2021 | 30 June 2021 | 31 March 2021 | 31 December 2020 |
|---|---|---|---|---|---|
| Current financial investments | 2 577 | 2 478 | 1 499 | 1 527 | 1 121 |
| Cash and cash equivalents | 6 691 | 6 903 | 7 252 | 7 315 | 6 940 |
| Total cash and current financial investments | 9 268 | 9 381 | 8 751 | 8 842 | 8 061 |
| Long-term interest-bearing liabilities[1] | 4 537 | 4 524 | 4 504 | 5 039 | 5 015 |
| Short-term interest-bearing liabilities[1] | 116 | 557 | 559 | 114 | 561 |
| Total interest-bearing liabilities | 4 653 | 5 081 | 5 063 | 5 153 | 5 576 |
| **Net cash and current financial investments** | **4 615** | **4 300** | **3 688** | **3 689** | **2 485** |

[1]Lease liabilities are not included in interest-bearing liabilities.

## Free cash flow

| EUR million | Q4'21 | Q4'20 | Q1–Q4'21 | Q1–Q4'20 |
|---|---|---|---|---|
| Net cash from operating activities | 485 | 879 | 2 625 | 1 759 |
| Purchase of property, plant and equipment and intangible assets | (159) | (139) | (560) | (479) |
| Proceeds from sale of property, plant and equipment and intangible assets | 47 | 8 | 103 | 13 |
| Purchase of non-current financial investments | (22) | (15) | (77) | (59) |
| Proceeds from sale of non-current financial investments | 34 | 45 | 277 | 122 |
| **Free cash flow** | **385** | **778** | **2 368** | **1 356** |

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Financial tables, *unaudited*

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# Comparable return on invested capital (ROIC)

## Q4'21

| EUR million | Rolling four quarters | Q4'21 | Q3'21 | Q2'21 | Q1'21 |
|---|---|---|---|---|---|
| Comparable operating profit | 2 775 | 908 | 633 | 682 | 551 |
| Comparable profit before tax | 2 609 | 891 | 580 | 643 | 495 |
| Comparable income tax expense | (500) | (159) | (117) | (104) | (120) |
| **Comparable operating profit after tax** | **2 243** | **746** | **505** | **572** | **417** |

| EUR million | Average | 31 December 2021 | 30 September 2021 | 30 June 2021 | 31 March 2021 | 31 December 2020 |
|---|---|---|---|---|---|---|
| Total equity | 14 901 | 17 462 | 16 392 | 14 337 | 13 771 | 12 545 |
| Total interest-bearing liabilities | 5 105 | 4 653 | 5 080 | 5 063 | 5 153 | 5 576 |
| Total cash and current financial investments | 8 861 | 9 268 | 9 381 | 8 751 | 8 842 | 8 061 |
| **Invested capital** | **11 145** | **12 847** | **12 091** | **10 649** | **10 082** | **10 060** |

| | |
|---|---|
| **Comparable ROIC** | **20.1%** |

## Q3'21

| EUR million | Rolling four quarters | Q3'21 | Q2'21 | Q1'21 | Q4'20 |
|---|---|---|---|---|---|
| Comparable operating profit | 2 923 | 633 | 682 | 551 | 1 056 |
| Comparable profit before tax | 2 781 | 580 | 643 | 495 | 1 063 |
| Comparable income tax expense | (620) | (117) | (104) | (120) | (279) |
| **Comparable operating profit after tax** | **2 271** | **505** | **572** | **417** | **779** |

| EUR million | Average | 30 September 2021 | 30 June 2021 | 31 March 2021 | 31 December 2020 | 30 September 2020 |
|---|---|---|---|---|---|---|
| Total equity | 14 453 | 16 392 | 14 337 | 13 771 | 12 545 | 15 220 |
| Total interest-bearing liabilities | 5 327 | 5 080 | 5 063 | 5 153 | 5 576 | 5 763 |
| Total cash and current financial investments | 8 533 | 9 381 | 8 751 | 8 842 | 8 061 | 7 632 |
| **Invested capital** | **11 247** | **12 091** | **10 649** | **10 082** | **10 060** | **13 351** |

| | |
|---|---|
| **Comparable ROIC** | **20.2%** |

## Q4'20

| EUR million | Rolling four quarters | Q4'20 | Q3'20 | Q2'20 | Q1'20 |
|---|---|---|---|---|---|
| Comparable operating profit | 2 081 | 1 056 | 486 | 423 | 116 |
| Comparable profit before tax | 1 918 | 1 063 | 407 | 403 | 45 |
| Comparable income tax expense | (481) | (279) | (103) | (87) | (12) |
| **Comparable operating profit after tax** | **1 559** | **779** | **363** | **332** | **85** |

| EUR million | Average | 31 December 2020 | 30 September 2020 | 30 June 2020 | 31 March 2020 | 31 December 2019 |
|---|---|---|---|---|---|---|
| Total equity | 14 898 | 12 545 | 15 220 | 15 319 | 16 004 | 15 401 |
| Total interest-bearing liabilities | 5 310 | 5 576 | 5 763 | 5 937 | 4 995 | 4 277 |
| Total cash and current financial investments | 7 100 | 8 061 | 7 632 | 7 487 | 6 315 | 6 007 |
| **Invested capital** | **13 108** | **10 060** | **13 351** | **13 769** | **14 684** | **13 671** |

| | |
|---|---|
| **Comparable ROIC** | **11.9%** |

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47

3 February 2022 48 Financial tables, unaudited 11. SUBSEQUENT EVENTS Non-adjusting events after the reporting period In January 2022, Nokia agreed on capital commitment of USD 400 million to NGP Capital’s Fund V. The fund’s emphasis on companies developing emerging 5G use cases for industrial and business transformation aligns closely with Nokia’s technology leadership vision and its efforts to maximize the value shift towards cloud. Per industry standard practice, the capital will be called throughout the 10 year lifecycle of the fund.

3 February 2022 49 Additional information This financial report was approved by the Board of Directors on 3 February 2022. Media and Investor Contacts: Communications, tel. +358 10 448 4900 email: press.services@nokia.com Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com Nokia plans to publish its "Nokia in 2021" annual report, which includes the review by the Board of Directors and the audited annual accounts, during week 9 of 2022. The annual report will be available at www.nokia.com/financials. Nokia's Annual General Meeting 2022 is planned to be held on 5 April 2022 Nokia plans to publish its first quarter 2022 results on 28 April 2022. Nokia plans to publish its second quarter and half year 2022 results on 21 July 2022. Nokia plans to publish its third quarter and January-September 2022 results on 20 October 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2022	Nokia Corporation

By:	/s/ Esa Niinimäki
Name:	Esa Niinimäki
Title:	Deputy Chief Legal Officer, Corporate